Filed Pursuant to Rule 424B1

Registration No. 333-116425

PROSPECTUS

4,000,000 Shares

Common Stock

        We are offering 1,150,000 shares and Elex N.V. is offering 2,850,000 shares. We will not receive any proceeds from the sale of any common shares sold by Elex N.V. Our common stock is quoted on the Nasdaq National Market under the symbol “CATS.” On July 8, 2004, the reported last sale price of our common stock was $6.23 per share.

      Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully consider the risk factors described in “Risk Factors” beginning on page 5.

	Per Share	Total

Public offering price	$6.00	$24,000,000
Underwriting discounts and commissions	$0.36	$1,440,000
Proceeds, before expenses, to us	$5.64	$6,486,000
Proceeds, before expenses, to Elex N.V.	$5.64	$16,074,000

      We and selling stockholders, excluding Elex N.V., have granted the underwriters an option for a period of 30 days to purchase up to 600,000 additional shares to cover over-allotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made in New York, New York on or about July 14, 2004.

A.G. EDWARDS

NEEDHAM & COMPANY, INC.

C.E. UNTERBERG, TOWBIN

The date of this prospectus is July 8, 2004

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

      You should rely only on information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Unless the context otherwise indicates, the words “Catalyst,” “Catalyst Semiconductor,” “we,” “our,” and “us” refer to Catalyst Semiconductor, Inc.

PROSPECTUS SUMMARY

      This prospectus summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully.

Catalyst Semiconductor, Inc.

      We design, develop and market a broad line of reprogrammable non-volatile memory products and analog and mixed-signal products. Our products are used by manufacturers of electronic products in a wide range of consumer, computing, communications, industrial and automotive applications. We target high volume markets for our cost effective, high quality semiconductor products. We have been a committed long term supplier of memory products even through periods of tight manufacturing capacity and cyclical market downturns. We are leveraging our extensive experience in high volume, reprogrammable memory products to develop complementary analog and mixed-signal products that offer our customers a more complete system solution. On April 30, 2004, we completed our sixth consecutive fiscal year of profitability.

      We outsource the fabrication of our products to third party foundries for a high quality, low cost and long term supply of our products. We focus our internal efforts on product design, testing and sales. In fiscal 2003, we strengthened and expanded the expertise of our research and development team by establishing our own development center in Bucharest, Romania and by hiring additional engineers in Bucharest and Sunnyvale, California. We continue to make substantial investments in research and development to advance our non-volatile memory products, as well as to broaden our product line of analog and mixed-signal products.

      We supply semiconductor products in high volumes to our diverse customer base of more than 3,000 customers, and have shipped more than 100 million units in each of the last three fiscal quarters. We are one of the largest suppliers of electrically erasable programmable read only memory, or EEPROM, in the world. Through our direct sales force and distributors, we have relationships with many customers including large original equipment manufacturers, or OEMs. Through our collaborations with OEM customers in an interactive product design and development process, we have established long term relationships, solidified our customer base and defined future products. Consequently, we believe that we are well positioned to increase the sales of our existing and future analog and mixed-signal products to these customers, which could use many of these products in conjunction with our memory products.

      We believe the following are our key competitive strengths:

•	high quality design;

•	expertise in high volume, low cost manufacturing;

•	long term, established foundry relationships;

•	comprehensive EEPROM product line;

•	diverse end markets and applications; and

•	strong customer base.

      We intend to continue to provide our customers with a reliable source of industry standard non-volatile memory products. We also intend to further improve our non-volatile memory products and become a systems knowledgeable partner to our customers by providing a broad range of standard and custom analog and mixed-signal products. Our strategy includes the following:

•	strengthen and expand EEPROM product offerings;

•	broaden industry standard analog and mixed-signal product offerings; and

•	expand proprietary analog and mixed-signal product offerings.

      We have introduced a range of proprietary analog products, which often integrate analog elements with reprogrammable non-volatile memory, such as digital potentiometer products, or DPPs, and processor supervisors. Some of our non-volatile memory customers are also beginning to purchase our standard analog products. We are now working with selected customers to develop more highly integrated, high value added products customized for specific applications. We are targeting selected applications in growing markets, such as solid state illumination, which is lighting for displays, consumer electronic devices, automotive and other purposes.

      We incorporated in California in October 1985. In May 1993, we reincorporated in Delaware. Our principal executive offices are located at 1250 Borregas Avenue, Sunnyvale, California 94089, our telephone number is (408) 542-1000 and our website is www.catalyst-semiconductor.com. Information contained on or accessible through our website does not constitute a part of this prospectus. Our unregistered trademarks include Catalyst Semiconductor, DPP and our logo. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders.

      Our fiscal year ends on the Sunday closest to April 30 of each year. We refer to the fiscal year ended April 30, 2000 as fiscal 2000, the fiscal year ended April 29, 2001 as fiscal 2001, the fiscal year ended April 28, 2002 as fiscal 2002, the fiscal year ended April 27, 2003 as fiscal 2003 and the fiscal year ended May 2, 2004 as fiscal 2004. Fiscal 2005 will end on May 1, 2005. For presentation purposes only, we refer in this prospectus to April 30 as the end of each fiscal year.

The Offering

Common stock we are offering	1,150,000 shares

Common stock being offered by Elex N.V.	2,850,000 shares

Total	4,000,000 shares

Common stock to be outstanding after the offering	17,563,484 shares

Nasdaq National Market symbol	CATS

Use of proceeds after expenses	We estimate that the net proceeds to us from the offering will be approximately $6.3 million, which we intend to use for capital expenditures, working capital and other general corporate purposes. We may use a portion of the net proceeds to make strategic investments in foundry suppliers or to acquire complementary products, technologies or businesses, including foundry assets or capital equipment for our test, product development and other manufacturing processes, when the opportunity arises. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. We will not receive any of the proceeds of the sale of shares by Elex N.V. or any other selling stockholder.

      The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of April 30, 2004 and excludes:

•	5,717,562 shares issuable upon the exercise of outstanding options as of April 30, 2004, at a weighted average exercise price of $3.58 per share;

•	870,519 additional shares authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to stock option plans;

•	820,674 additional shares authorized and reserved for issuance under our option plans effective on the first day of fiscal 2005;

•	3,644,163 shares of our common stock held as treasury stock as of April 30, 2004; and

•	600,000 shares that may be purchased by the underwriters to cover over-allotments, if any.

      Except as otherwise stated herein, all information in this prospectus assumes that the underwriters in this offering do not exercise their over-allotment option. In addition, unless otherwise stated, the information in this prospectus assumes that we do not receive any of the proceeds of the shares sold by Elex N.V. or any of the selling stockholders in the over-allotment option and that we and Elex N.V. (and the other selling stockholders if the over-allotment option is exercised) share the expenses of this offering (other than underwriting discounts and commissions) on the basis of how many shares we sell, on the one hand, and Elex N.V. and its affiliates (and the other selling stockholders if the over-allotment option is exercised) sell, on the other. For purposes of preparing as adjusted data and net proceeds of this offering, we have assumed that our proportionate amount of expenses (other than underwriting discounts and commissions) is based solely on the sale of an aggregate of 4,000,000 shares in this offering.

Summary Consolidated Financial Data

(In thousands, except per share data)

      The following summary of our consolidated financial data should be read together with, and is qualified in its entirety by reference to, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical consolidated financial statements, including introductory paragraphs and related notes to these financial statements, incorporated by reference in this prospectus.

	Fiscal Years Ended April 30,

	2004	2003	2002	2001	2000

Consolidated Statements of Operations Data:
Net revenues	$63,538	$48,221	$42,791	$98,015	$49,527
Gross profit	26,163	19,825	15,633	47,152	22,690
Research and development	7,130	5,223	4,380	4,543	2,846
Selling, general and administrative	11,453	10,020	10,652	13,490	9,042
Income from operations	7,580	4,582	601	29,119	10,802
Net income(1)	$9,367	$6,318	$770	$27,352	$10,010
Net income per share:
Basic	$0.57	$0.38	$0.04	$1.63	$0.69
Diluted	$0.48	$0.34	$0.04	$1.36	$0.50
Weighted average common shares:
Basic	16,567	16,721	17,829	16,744	14,552
Diluted	19,411	18,339	20,439	20,169	19,974

(1)	In fiscal 2004 and fiscal 2003, our net income was favorably impacted by $4.7 million and $1.9 million, respectively, due to the reversal of our tax valuation allowance.

	As of April 30, 2004

	Actual	As adjusted

		(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$33,809	$40,094
Working capital	46,338	52,623
Total assets	66,865	73,150
Total long-term liabilities and capital lease obligations	—	—
Total stockholders’ equity	53,988	60,273

      Our summary consolidated balance sheet data is presented as of April 30, 2004. The as adjusted data gives effect to the sale of 1,150,000 shares of common stock that we are offering under this prospectus at a public offering price of $6.00 per share, generating net proceeds of $6.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

      Before you invest in any of our securities, you should be aware of various risks to which we may be subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition or results of operations. You should carefully consider these risks and uncertainties, together with all of the other information included or incorporated by reference in this prospectus before you decide whether to purchase any of our common stock. If any of the risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our quarterly operating results may fluctuate due to many factors and are difficult to forecast, which may cause the trading price of our common stock to decline substantially.

      Our operating results have historically been and in the future may be adversely affected or otherwise fluctuate due to factors such as:

•	fluctuations in customer demand for the electronic devices into which our products are incorporated;

•	volatility in supply and demand affecting semiconductor prices generally, such as the increases in supply of competitive products and significant declines in average selling prices we experienced most recently in fiscal 2002;

•	establishment of additional inventory reserves if sales of our inventory fall below our expected sales, or the anticipated selling prices of our products fall below the amounts paid to produce and sell certain parts;

•	changes in our product mix including product category, density, package type or voltage;

•	inadequate visibility of future demand for our products;

•	timing of new product introductions and orders of our products;

•	increases in expenses associated with new product introductions and promotions, process changes and/or expansion of our sales channels;

•	increases in wafer prices due to increased market demand and other factors;

•	increases in prices charged by our suppliers due to increased costs, decreased competition and other factors;

•	gains or losses of significant OEM customers or indirect channel sellers, such as manufacturers’ representatives, distributors or resellers;

•	fluctuations in manufacturing yields;

•	charges to bad debt expense caused by accounts receivable we deem unlikely to be collected in a reasonable amount of time, if ever; and

•	general economic conditions.

      Our net revenues and operating results are difficult to forecast. We base our expense levels, in significant part, on our expectations of future net revenues and our expenses are therefore relatively fixed in the short term. If our net revenues fall below our forecasts, our operating results are likely to be disproportionately adversely affected because our costs are relatively fixed in the short term.

We may never realize a material portion of our net revenues from our analog and mixed-signal products, despite our expenditure of a disproportionate amount of our research and development resources on these products.

      Analog and mixed-signal products accounted for 2.1% of net revenues for fiscal 2004, 1.5% of net revenues for fiscal 2003 and 1.0% of net revenues for fiscal 2002. We believe that the growth in our analog and mixed-signal product revenues has been limited due to the small number of products we offer, extended product design cycles and a sales force that has limited experience selling these products. Despite limited product acceptance to date, we continue to invest in and devote research and development and marketing resources to analog and mixed-signal products with the expectation that our standard analog and mixed-signal products will be accepted by many of our current customers and that we will eventually qualify and sell custom analog and mixed-signal products. Competition is intense as we have initially offered a limited range of products while our more established competitors are offering a much broader array of analog and mixed-signal products. If we are unable to realize more revenues from these products, our total revenues may not grow. In addition, if we devote a disproportionate amount of our research and development resources to analog and mixed-signal products, our development of new non-volatile memory products may suffer and operating results may be harmed.

We may be unable to fulfill all our customers’ orders according to the schedule originally requested due to the constraints in our wafer supply and processing time from die bank to finished goods, which could result in reduced revenues or higher expenses.

      Due to the lead time constraints in our wafer supply, foundry activities and other manufacturing processes, from time to time we have been unable to fulfill all our customers’ orders on the schedule originally requested. Although we attempt to anticipate pending orders and maintain an adequate supply of wafers and communicate to our customers delivery dates that we believe we can reasonably expect to meet, our customers may not accept the alternative delivery date or may cancel their outstanding orders. Reductions in orders received or cancellation of outstanding orders would result in lower net revenues and reduced operating results, excess inventories and increased inventory reserves. We may also be required to pay substantially higher wafer prices to replenish our die bank, which could harm our gross margins. If we were requested to pay rush charges to our manufacturing or foundry partners to meet a customer’s requested delivery date, our expenses may increase and harm our operating results.

      Due to the lack of adequate product sales history and limited visibility in forecasting future demand, we do not have the same inventory levels of wafers and die bank for our newer products compared to our established products. As a result, we may be unable to meet demand for those newer products if demand exceeds our expectations and we do not have adequate time or capacity to make the additional products.

We may forecast incorrectly and produce excess or insufficient inventories of particular products, which may adversely affect our results of operations.

      Since we must order products and build inventory substantially in advance of product shipments, we may forecast incorrectly and produce excess or insufficient inventories of particular products. The ability of our customers to reschedule or cancel orders without significant penalty could adversely affect our liquidity, as we may be unable to adjust our purchases from our wafer suppliers to match any customer changes and cancellations. As part of our business strategy, we maintain a substantial inventory of sorted wafers in a die bank but limit our investment in finished goods. We may have adequate wafer inventory to meet customer needs but may be unable to finish the manufacturing process prior to the delivery date specified by the customer. Demand for our products is volatile and customers often place orders with short lead times. Our inventory may not be reduced by the fulfillment of customer orders and in the future we may produce excess quantities of our products.

      It is our policy to fully write down all inventories that we do not expect to be sold in a reasonable period of time. During recent fiscal years, as a result of reductions in estimated demand for our various products, we have taken charges for write down of inventories for certain products, primarily our flash and

EEPROM products. For example, we took inventory write down charges of $5.0 million in fiscal 2001, which were partially offset by a benefit of $2.3 million relating to products that were written off in prior years and sold during fiscal 2001. We may suffer reductions in values of our inventories in the future and we may be unable to liquidate our inventory at acceptable prices. To the extent we have excess inventories of particular products, our operating results could be adversely affected by charges to cost of revenues that we would be required to recognize due to significant reductions in demand for our products or rapid declines in the market value of inventory, resulting in inventory write downs or other related factors.

We depend on a small number of suppliers for the supply of wafers and we may be unable to meet customer demand due to our inability to obtain wafers.

      We do not manufacture or process the semiconductor wafers used for our products. In 1985, we began a relationship with Oki Electric Industry Co., Ltd., or Oki, in Japan. Since 1987, Oki has supplied wafers to us and has been our principal foundry source. At the end of fiscal 2000, an additional foundry, X-FAB Texas, Inc., or X-FAB, began to provide products to us. We primarily use Oki for fabricating our memory products and X-FAB for fabricating our analog and mixed-signal products. We do not presently have a wafer supply agreement with Oki or X-FAB and instead purchase wafers on a purchase order and acceptance basis. Our reliance on these independent foundries involves a number of risks, including:

•	inadequate wafer supplies to meet our production needs;

•	increased prices charged by these independent foundries;

•	unavailability of or interruption in access to required or more cost-effective process technologies; and

•	reduced control over delivery schedules, manufacturing yields and costs.

      We have been unable and in the future we may be unable to obtain sufficient quantities of wafers from Oki and X-FAB to fulfill customer demand.

      To address our wafer supply concerns, we plan to continue expanding our primary foundry capability at Oki by qualifying our products in multiple fabrication plants owned by Oki and to expand our foundry capability with X-FAB. However, we cannot be certain that these efforts will provide us with access to adequate capacity in the future at costs which enable us to remain profitable. Even if such capacity is available from another manufacturer, the qualification process and time required to make the foundry fully operational for us could take many months or longer and be subject to other factors described below and the prices could be materially higher. Our business, financial condition and results of operations could be materially adversely affected by:

•	the loss of Oki or X-FAB as a supplier;

•	our inability to obtain additional capacity at Oki or X-FAB;

•	our inability to qualify Oki or X-FAB for additional products;

•	our inability to locate and qualify other wafer manufacturers for desired foundry capacity; or

•	any other circumstances causing a significant interruption in our supply of semiconductor wafers.

We rely on manufacturers’ representatives, distributors and resellers for a substantial portion of our net revenues and if our relationships with one or more of those manufacturers’ representatives, distributors or resellers were to terminate, our operating results may be harmed.

      We market and distribute our products primarily through manufacturers’ representatives, independent distributors and resellers, which typically offer competing products. These distribution channels have been characterized by rapid change, including consolidations and financial difficulties.

      Manufacturers’ representatives, distributors and resellers have accounted for a significant portion of our net revenues in the past. For fiscal 2004, sales to ALR Company Limited, a reseller in China, represented 11% of our net revenues. For fiscal 2003, none of our direct or indirect customers represented more than 10% of net revenues. In fiscal 2002, sales to Future Electronics, Inc., a distributor, represented 11% of our net revenues.

      In addition, we have experienced and may continue to experience lower margins on sales to manufacturers’ representatives, distributors and resellers as a result of volume pricing arrangements. We also do not typically enter into long-term arrangements with our manufacturers’ representatives, distributors and resellers and we cannot be certain as to future order levels from our distributors and resellers. When we do enter into long-term arrangements, the contracts are generally terminable at the convenience of the manufacturers’ representatives, distributors and resellers and it may be difficult to replace that source of revenues in the short-term upon cancellation.

      Our business depends on these third parties to sell our products. As a result, our operating results and financial condition could be materially adversely affected by the loss of one or more of our current manufacturers’ representatives, distributors and resellers, additional volume pricing arrangements, order cancellations, delay in shipment by one of our major manufacturers’ representatives, distributors or resellers or the failure of our manufacturer’s representatives, distributors or sellers to successfully sell our products.

If we are required to expense share-based payments to our employees, our financial statements will have a significant material adverse charge.

      If we are required to expense stock options and other share-based payments to employees and directors, we will record a significant charge to earnings. On March 31, 2004, the Financial Accounting Standards Board, or FASB, issued an exposure draft No. 1102-100, “Proposed Statement of Financial Accounting Standards — Share-Based Payment,” effective for fiscal periods beginning after December 15, 2004. This exposure draft outlines a methodology for the accounting treatment of stock options and certain other share-based payments. It requires these payments to be recorded as an operating expense. It will supersede Statement of Financial Accounting Standards No. 123, or SFAS 123, which allows for disclosure of this expense on a pro forma basis in notes to consolidated financial statements. Our pro forma stock compensation expense was $2.8 million for fiscal 2004. Adoption of this accounting standard will have a material adverse impact on our consolidated financial statements. We are currently evaluating our stock-based compensation programs to determine what our alternatives may be to reduce this potential charge if this exposure draft is enacted. If we choose not to issue stock options at the levels we have in the past, we believe we will face a more difficult time in attracting and retaining employees.

We face risks from failures in our manufacturing processes and the processes of our foundries and vendors.

      The fabrication of semiconductors, particularly EEPROM, is a highly complex and precise process. Our products are currently manufactured by two outside foundries and a number of other vendors participate in testing, packaging and other processes. During manufacturing, each wafer is processed to contain numerous EEPROM, flash, analog or mixed-signal products. We may reject or be unable to sell a substantial percentage of wafers or the components on a given wafer because of:

•	minute impurities;

•	difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;

•	defects in the masks used to print circuits on a wafer;

•	nonconforming electrical and/or optical performance;

•	breakage in wafers; or

•	other factors.

      We refer to the proportion of final components that have been processed, assembled and tested relative to the gross number of components that could be constructed from the raw materials as our manufacturing yield. We have in the past experienced lower than expected manufacturing yields, which have delayed product shipments and negatively impacted our results of operations. We may experience difficulty maintaining acceptable manufacturing yields in the future.

      In addition, the maintenance of our outsourced fabrication, manufacturing and assembly model is subject to risks, including:

•	the demands of managing and coordinating workflow between geographically separate production facilities;

•	disruption of production in one facility as a result of a slowdown or shutdown in another facility; and

•	higher operating costs from managing geographically separate manufacturing facilities.

      We depend on certain vendors for foundry services, materials, test and assembly. We maintain stringent policies regarding qualification of these vendors. However, if these vendors’ processes vary in reliability or quality, they could negatively affect our products and our results of operations.

We rely on third party subcontractors to sort, assemble, test and ship our products to customers, which reduces our control over quality, delivery schedules and capacity.

      We outsource all or a portion of our production planning, assembly, test and finish work for our products, as well as our inventory management function to subcontractors who are primarily located in Thailand and the Philippines. We do not have long-term contractual arrangements with these subcontractors. Our reliance on third parties subjects us to risks such as reduced control over delivery schedules and quality, a potential lack of adequate capacity during periods when demand is high and potential increases in product costs due to factors outside our control such as capacity shortages and pricing changes. Our outsourcing model could lead to delays in product deliveries, lost sales and increased costs which could harm our relationships with OEM customers and indirect sales channels and result in lower operating results. Because we utilize the services of a group of assembly and test providers, this makes our operation highly complex, requiring a high degree of diligence in managing the costs of production and overall logistics of our manufacturing operations.

International sales comprise a significant portion of our product sales, which exposes us to foreign political and economic risks.

      For fiscal 2004, sales outside the United States comprised 88% of our net revenues. Additionally, for fiscal 2003 and fiscal 2002, sales outside of the United States accounted for approximately 80% and 71%, respectively, of our net revenues. The increase in percentage of international revenues in fiscal 2004 was primarily attributable to our increased sales in all markets outside the United States while demand in the United States continued to be weak due to the trend towards outsourcing of electronic systems manufacturing, primarily to Asia. We expect that sales outside of the United States will continue to represent a significant portion of our net revenues in the future. However, our international operations may be adversely affected by the following factors:

•	greater fluctuations in demand for our products due to the increased sensitivity to pricing changes in certain markets, particularly Asia;

•	fluctuations in exchange rates;

•	longer payment cycles;

•	imposition of government controls;

•	political, socioeconomic and financial instability, such as the military actions in Afghanistan and Iraq;

•	trade restrictions;

•	the impact of communicable diseases, such as severe acute respiratory syndrome;

•	changes in regulatory requirements; and

•	difficulties in staffing international operations.

Our business is also subject to other risks because of our design center in Romania and our relationships with foreign subcontractors including, but not limited to, foreign government regulations and political and financial unrest which may cause disruptions or delays in shipments to our customers or access to our inventories. We do not currently hedge against any foreign currency exchange rate risks.

We may face increased management costs and other risks due to the establishment of our design group in Romania.

      In January 2003, we formed a wholly owned subsidiary in Romania to perform engineering design services. In November 2003, we entered into a Sale-Purchase Promissory Agreement to purchase a building in Bucharest for use by our Romanian design group at an estimated cost of $2.2 million. We have no prior experience in establishing or operating engineering services outside of our headquarters in Sunnyvale, California. Our expansion of engineering design operations to remotely situated offices presents a number of substantial risks that could increase our operating expenses and adversely affect our operating results, financial condition and ability to deliver our products and grow our business, including:

•	difficulties in staffing and managing foreign operations, in particular attracting and retaining personnel qualified to provide high quality engineering design services;

•	difficulties in coordinating our engineering operations in Romania with those in California;

•	diversion of management attention;

•	difficulties in maintaining uniform standards, controls, procedures and policies with our Romanian subsidiary relative to those of our other locations, including product development management and financial consolidation;

•	difficulties in owning and operating real property in Romania;

•	political and economic instability, which may have an adverse impact on foreign exchange rates of the Romanian leu relative to the U.S. dollar and could impair our ability to conduct our business in Romania; and

•	inadequacy of the local infrastructure to support our needs.

Our low density flash memory products may become obsolete.

      A substantial portion of our net revenues have been and continue to be derived from sales of low density flash memory products. Flash memory products represented 9.4% of our net revenues in fiscal 2004, 12.0% in fiscal 2003 and 16.1% in fiscal 2002. In general, the market for flash memory products has been characterized by intense price competition, long production cycles, inconsistent yields, competing technologies, migration of demand to larger memory sizes and intense overall competition. Other flash memory vendors continue to design, develop and sell flash memory devices with larger memory in reaction to market demand. This transition to larger flash memory sizes is resulting in a limited and shrinking market for the low density flash memory products that we currently offer. We have decided not to develop any of the higher density flash memory devices due to the extreme competition in the medium and high density flash memory market. Due to these and other factors, we are likely to experience declining net revenues from our low density flash memory products, which could harm our operating results.

Our ability to operate successfully depends upon the continued service of certain key employees and the continued ability to attract and retain additional highly qualified personnel.

      Our ability to operate successfully will depend, to a large extent, upon the continued service of certain key employees and the continued ability to attract and retain additional highly qualified personnel. Competition for these personnel, particularly for highly skilled design, process and test engineers, is intense and we may not be able to retain these personnel or attract other highly qualified personnel. Our business, financial condition and results of operations could be materially adversely affected by the loss of or failure to attract and retain highly qualified personnel.

We may need to raise additional capital in the future and if we are unable to secure adequate funds on terms acceptable to us, we may be unable to support our business requirements or build our business.

      We currently anticipate that the net proceeds of this offering, together with our current cash, cash equivalents and available-for-sale securities, will be sufficient to meet our anticipated operating and capital requirements for at least the next year. We have no current plans, nor are we currently negotiating, to obtain additional financing following the closing of this offering. Our long term plan is to finance our core business operations with cash we generate from operations. We may raise additional capital through a variety of sources, including the public equity market, private financings and debt. If we raise additional capital through the issuance of equity or securities convertible into equity, our stockholders may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of the common stock. Additional financing may not be available to us on favorable terms, if at all. If we are unable to obtain financing, or to obtain it on acceptable terms, we may be unable to successfully support our business requirements or build our business.

Risks Related to Our Industry and Competition

The semiconductor industry is highly cyclical in nature, which may cause our operating results to fluctuate.

      We operate in a highly cyclical industry that has been subject to significant economic downturns often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These types of downturns occurred in calendar 1996, 1997, 1998 and 2001. In the future, during such downturns, we may experience reduced product demand, accelerated erosion of average selling prices and gross margins and production overcapacity. These downturns may occur for extended periods. Accordingly, we may experience substantial period to period fluctuations in future operating results.

      For example, we experienced accelerated erosion of average selling prices caused by adverse industry wide conditions during fiscal 1998, fiscal 1999 and the first half of fiscal 2000 and incurred substantial losses in fiscal 1998. In addition, during the second half of fiscal 2001 and the first half of fiscal 2002, the market for our products became more competitive as a result of increased availability of products when demand was decreasing. During fiscal 2001, fiscal 2002 and most of fiscal 2003, we experienced lower OEM customer and distributor orders and we had to lower our selling prices to remain competitive in the market.

      Our continued success depends in large part on the continued growth of various electronics industries that use semiconductors. We attempt to identify changes in market conditions as soon as possible; however, market dynamics make our prediction of and timely reaction to such events difficult. Our business could be harmed in the future by additional cyclical downturns in the semiconductor industry or by slower growth by any of the markets served by our OEM customers’ products.

If our products fail to keep pace with the rapid changes in the semiconductor industry, we could lose OEM customers and revenues.

      The markets for our products are characterized by rapidly changing customer demand, over or under utilization of manufacturing capacity and price fluctuations. To compete successfully, we must introduce in a timely manner new products at competitive prices, quality and performance levels. In particular, our future success will depend on our ability to develop and implement new design and process technologies which enable us to reduce product costs. For example, most of our products are currently designed and manufactured using 0.8 micron EEPROM processes or a 0.6 micron flash memory process. We expect to transition a portion of our EEPROM products to the 0.5 micron and 0.35 micron process geometries and may not do so successfully or cost effectively. Our business, financial condition and results of operations could be materially adversely affected by delays in developing new products, achievement of volume production and market acceptance of new products, successful completion of technology transitions of our existing products to new process geometries or foundries with acceptable yields and reliability.

Competition in our markets may lead to reduced average selling prices of our products, reduced sales of our products or gross margins.

      The non-volatile memory market is competitive and has been characterized by rapid price erosion, manufacturing capacity constraints and limited product availability. Average selling prices in the non-volatile memory market generally, and for our products in particular, have fluctuated significantly over the life of each product and, over the long term, the average selling price of each product has tended to decline. Declines in average selling prices for our products, if not offset by reductions in the cost of producing those products or by sales of new products with higher gross margins, would decrease our overall gross margins, could cause a negative adjustment to the value of our inventories and could materially and adversely affect our operating results.

      We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources. We may not be able to compete successfully in the future. Our more mature products, such as serial and parallel EEPROM devices, compete on the basis of product performance, price, product availability and customer service. Principal competitors for our EEPROM products currently include Atmel, STMicroelectronics and Microchip Technology. Principal competitors for our low density flash products include Silicon Storage Technology and Integrated Silicon Solution. Principal competitors for our analog and mixed-signal products include Maxim Integrated Products, Linear Technology, Intersil, Fairchild Semiconductor, National Semiconductor and Texas Instruments.

Risks Related to Our Intellectual Property

Our business may be harmed if we fail to protect our proprietary technology.

      We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have patents granted and pending in the United States and intend to seek further United States and international patents on our technology. We cannot be certain that patents will be issued from any of our pending applications, that patents will be issued in all countries where our products can be sold or that any issued patents will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

Our ability to produce our products may suffer if someone claims we infringe on their intellectual property.

      The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. In addition, it is typical for companies in the industry to receive notices from time to time that allege infringement of patents or other intellectual property rights. For example, in April 2001, Xicor, Inc. filed a complaint alleging that some of our DPPs infringed on one of its patents, which complaint we settled in June 2002. We may receive other notices or become a party to other proceedings alleging our infringement of patents or intellectual property rights in the future. If it is necessary or desirable, we may seek licenses under such patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination. In the event of an adverse result in any litigation, we could be required to:

•	pay substantial damages;

•	pay amounts to indemnify our customers;

•	stop the manufacture, use and sale of the infringing products;

•	expend significant resources to develop non-infringing technology;

•	discontinue the use of certain processes; or

•	obtain licenses to the technology.

      We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations. If any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.

We may be subject to damages resulting from claims that we have wrongfully used the alleged trade secrets of our employees’ former employers.

      Many of our employees were previously employed at other companies, including our competitors or potential competitors. Although we have no current or pending claims against us, we may be subject to claims that we have relied on information that these employees have inadvertently or otherwise disclosed that represent the trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to develop new products, which could severely harm our business. Even if we are successful, litigation could result in substantial costs and be a distraction to management.

We may not be able to expand our proprietary technology if we do not acquire rights to use key technologies, consummate potential acquisitions or investments or successfully integrate them with our business.

      To expand our proprietary technologies, we may acquire or make investments in complementary businesses, technologies or products if appropriate opportunities arise. We may be unable to identify suitable acquisition or investment candidates at reasonable prices or on reasonable terms or consummate transactions with such candidates, the failure of which could slow our growth. We may also have difficulty in acquiring licenses to use proprietary technologies of third parties to expand our product lines. We may have difficulty integrating the acquired products, personnel or technologies of any acquisition we might make. These difficulties could disrupt our ongoing business, limit our future growth, distract our management and employees and increase our expenses.

Risks Related to Our Stock and the Offering

Our stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, and those fluctuations may prevent our stockholders from reselling our common stock at a profit.

      The trading price of our common stock has in the past been and could in the future be subject to significant fluctuations in response to:

•	quarterly variations in our results of operations;

•	international political, socioeconomic and financial instability, including instability associated with military action in Afghanistan and Iraq or other conflicts;

•	announcements of technological innovations or new products by us, our customers or competitors;

•	our failure to achieve the operating results anticipated by analysts or investors;

•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers, employees or principal stockholders;

•	releases or reports by or changes in security analysts’ recommendations; and

•	developments or disputes concerning patents or proprietary rights or other events.

      For example, during fiscal 2004 and to date in fiscal 2005, the trading price of our common stock on the Nasdaq National Market and the Nasdaq SmallCap Market has ranged from a high of $9.75 to a low of $2.51. If our net revenues and results of operations are below the expectations of investors, significant fluctuations in the market price of our common stock could occur. In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations, which have particularly affected the market prices for high technology companies and often are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock.

If securities or industry analysts do not publish research reports about our business, or if they make adverse recommendations regarding an investment in our stock, our stock price and trading volume may decline.

      The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no industry or securities analysts commence coverage of our company, the trading price of our stock could be negatively impacted. In the event we obtain industry or security analyst coverage, if one or more of the analysts downgrades our stock or comments negatively on our prospects, our stock price would likely decline. If one or more of these analysts cease to cover us or our industry or fails to publish reports about our company regularly, our common stock could lose visibility in the financial markets, which could also cause our stock price or trading volume to decline.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

      We do not currently have a specific plan with respect to the use of the net proceeds of this offering and have not committed these proceeds to any particular purpose. Accordingly, our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways which our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which the net proceeds of this offering are used. As of the date of this prospectus, we plan to use the net proceeds from this offering primarily for working capital and general corporate purposes. We may use a portion of the net proceeds to make strategic investments in foundry suppliers or to acquire complementary products, technologies or businesses, including foundry assets, test, product development or other manufacturing equipment, when the opportunity arises. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Any investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Our charter documents, Delaware law and our stockholder rights plan contain provisions that may inhibit potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers or prevent changes in our management.

      Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of the shares without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. If we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. We have no current plans to issue shares of preferred stock.

      Section 203 of the Delaware General Corporation Law restricts certain business combinations with any “interested stockholder” as defined by that statute. In addition, our certificate of incorporation and bylaws contain certain other provisions that may have the effect of delaying, deferring or preventing a change of control. These provisions include:

•	the classification of our board so that only a portion of our directors are elected each year and each director serves a three year term;

•	the elimination of actions by written consent of stockholders; and

•	the establishment of an advance notice procedure for stockholder proposals and director nominations to be acted upon at annual meetings of the stockholders.

      In 1996, our board of directors adopted a stockholder rights plan. Under this plan, we issued a dividend of one right for each share of our common stock. Each right initially entitles stockholders to purchase one one-thousandth of a share of our preferred stock for $18.00. However, the rights are not immediately exercisable. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of 15% of our common stock, unless the rights are redeemed by us for $0.01 per right, the rights will become exercisable by all rights holders, except the acquiring person or group, for shares of our common stock or the stock of the third party acquirer having a value of twice the right’s then-current exercise price. However, with respect to the shares of our common stock held or acquired by Elex N.V., the rights will not become exercisable until such time as Elex N.V. acquires more than 3,687,007 shares of our common stock less the number of shares sold by Elex N.V. Upon the closing of the offering, we intend to amend the stockholder rights plan to remove this exception applicable to Elex N.V.

      These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board of directors an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock, our charter and bylaw provisions, the restrictions in Section 203 of the Delaware General Corporation Law and our stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions and plans may also have the effect of preventing changes in our management.

We may be the subject of securities class action litigation due to future stock price volatility.

      In the past, when the market price of a stock has been volatile, holders of that stock have often initiated securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

      This prospectus contains statistical data regarding the semiconductor industry that we obtained from industry reports generated by Gartner, Inc. and/or its affiliates. These reports generally indicate that their information has been obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of the 1,150,000 shares of common stock that we are selling in this offering will be approximately $6.3 million, based on a public offering price of $6.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $8.0 million. We will not receive any of proceeds of the sale of shares by the selling stockholders, including Elex N.V.

      The principal reason for this offering is to provide Elex N.V. with the opportunity to obtain liquidity for a portion of its interest in our shares and make available to us funds for future capital expenditures, working capital and other general corporate purposes. We may use a portion of the net proceeds to make strategic investments in foundry suppliers or to acquire complementary products, technologies or businesses, including foundry assets or capital equipment for our test, product development and other manufacturing processes, when the opportunity arises. However, we currently have no commitments or agreements and are not involved in any negotiations with respect to any transactions.

      Pending these uses, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities.

      We do not currently have a specific plan with respect to the use of the net proceeds of this offering. As a result, our management will have broad discretion with respect to their use, and investors will be relying on the judgment of our management regarding the application of these proceeds. In addition, any investments, capital expenditures, cash acquisitions or other application of the use of proceeds we make may not produce the anticipated results.

PRICE RANGE OF OUR COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol “CATS.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market for the period from September 3, 2003 to the present and on the Nasdaq SmallCap Market for the period prior to September 3, 2003.

	Price Range

	High	Low

Fiscal year ended April 30, 2003
First Quarter	$3.48	$2.32
Second Quarter	2.77	1.95
Third Quarter	2.81	2.14
Fourth Quarter	2.68	2.05
Fiscal year ended April 30, 2004
First Quarter	$6.50	$2.51
Second Quarter	7.99	4.60
Third Quarter	8.98	6.30
Fourth Quarter	9.75	7.08
Fiscal year ending April 30, 2005
First Quarter (through July 8, 2004)	$8.40	$6.10

      On July 8, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $6.23 per share. As of April 30, 2004, there were approximately 147 holders of record of our common stock, excluding those persons holding shares in street or nominee name. The actual number of our stockholders is greater than this number of holders of record.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock or other securities. We currently expect to retain future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

      The following table sets forth our unaudited actual capitalization as of April 30, 2004, and on an as adjusted basis giving effect to the sale of 1,150,000 shares of common stock that we are offering under this prospectus. For purposes of preparing this table, we used a public offering price of $6.00 per share and we have reduced the net proceeds to us by the underwriting discounts and commissions and estimated offering expenses payable by us. This information should be read together with our consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

	As of April 30, 2004

	Actual	As adjusted

	(In thousands)
Long term obligations, net of current portion	$—	$—

Stockholders’ equity:
Preferred stock, $.001 par value per share, 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.001 par value per share, 45,000,000 shares authorized; 20,057,647 shares issued and 16,413,484 outstanding, actual; 21,207,647 shares issued and 17,563,484 outstanding, as adjusted	20	21
Additional paid-in capital	59,228	65,512
Treasury stock, 3,644,163 shares	(12,616)	(12,616)
Retained earnings	7,382	7,382
Accumulated other comprehensive (loss)	(26)	(26)

Total stockholders’ equity	53,988	60,273

Total capitalization	$53,988	$60,273

      The table above excludes:

•	5,717,562 shares of common stock issuable upon exercise of options outstanding under our option plans as of April 30, 2004 at a weighted average exercise price of $3.58 per share;

•	870,519 additional shares of common stock authorized and reserved for issuance upon the exercise of options that may be issued in the future pursuant to stock option plans; and

•	820,674 additional shares of common stock authorized and reserved for issuance under our option plans effective on the first day of fiscal 2005.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

      The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto incorporated by reference in this prospectus. The selected consolidated financial data as of and for the years ended April 30, 2004, 2003, 2002, 2001 and 2000 is derived from the financial statements that have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, which are not included in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Years Ended April 30,

	2004	2003	2002	2001	2000

Consolidated Statements of Operations Data:
Net revenues	$63,538	$48,221	$42,791	$98,015	$49,527
Cost of revenues	37,375	28,396	27,158	50,863	26,837

Gross profit	26,163	19,825	15,633	47,152	22,690
Research and development	7,130	5,223	4,380	4,543	2,846
Selling, general and administrative	11,453	10,020	10,652	13,490	9,042

Income from operations	7,580	4,582	601	29,119	10,802
Interest income (expense), net	379	382	663	793	(492)

Income before income taxes	7,959	4,964	1,264	29,912	10,310
Income tax provision (benefit)	(1,408)	(1,354)	494	2,560	300

Net income(1)	$9,367	$6,318	$770	$27,352	$10,010

Net income per share:
Basic	$0.57	$0.38	$0.04	$1.63	$0.69

Diluted	$0.48	$0.34	$0.04	$1.36	$0.50

Weighted average common shares:
Basic	16,567	16,721	17,829	16,744	14,552
Diluted	19,411	18,339	20,439	20,169	19,974

(1)	In fiscal 2004 and fiscal 2003, our net income was favorably impacted by $4.7 million and $1.9 million, respectively, due to the reversal of our tax valuation allowance.

	As of April 30,

	2004	2003	2002	2001	2000

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$33,809	$27,906	$26,295	$30,534	$6,205
Total working capital	46,338	39,017	36,180	38,516	8,709
Total assets	66,865	50,588	47,924	53,178	22,943
Total current liabilities	12,877	8,235	9,296	12,073	12,378
Total long-term liabilities and capital lease obligations	—	—	3,262	1,992	64
Stockholders’ equity (deficit)	53,988	42,353	35,366	39,113	10,501

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read together with the consolidated financial statements and notes thereto incorporated by reference in this prospectus. Certain statements in this “Management’s Discussion and Analysis of Financial Statements and Results of Operations” are forward-looking statements. These forward-looking statements contained herein are based on current expectations and involve various risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

      We design, develop and market a broad line of reprogrammable non-volatile memory products and analog and mixed-signal products. Our products are used by manufacturers of electronic products in a wide range of consumer, computing, communications, industrial and automotive applications. We generally target high volume markets for our cost effective, high quality products. We have been a committed long term supplier of memory products even through periods of tight manufacturing capacity and cyclical market downturns.

      The market for our non-volatile memory is competitive and market participants have relatively weak pricing power. Although average selling prices of our non-volatile memory products have declined over time, prices are sensitive to conditions in our OEM customers’ target markets. For example, the average selling prices for most of our EEPROM products weakened initially but ultimately increased in fiscal 2004, whereas the market conditions improved and average selling prices for our low density flash increased consistently during the same period. In general, we expect the average selling prices for a given memory product to decline in the future, primarily due to market competition, product availability and manufacturing capacity.

      We are leveraging our extensive experience in high-volume, reprogrammable memory products to develop complementary analog and mixed-signal products that offer our customers a more complete system solution. In fiscal 2003, we strengthened and expanded the expertise of our research and development team by establishing our own development center in Bucharest, Romania and by hiring additional engineers in Romania and in our Sunnyvale, California headquarters. We continue to make substantial investments in research and development to advance our non-volatile memory products, as well as develop a broader solution with our line of analog and mixed-signal products. Although analog and mixed-signal products comprised 2.9% of net revenues in the fourth quarter of fiscal 2004, we expect net revenues from analog and mixed-signal products to comprise a larger portion of our net revenues in the future.

      Our business is less capital intensive than traditional semiconductor companies since we outsource to third parties the manufacturing, assembling and testing of our products. We use Oki and X-FAB for foundry services and primarily use NS Electronic Bangkok, or NSEB, for assembly and test services. We strive to maintain long term relationships with our suppliers to ensure stability in our supply of products at a low cost. In addition, in an effort to alleviate any potential wafer capacity constraints, we maintain a supply of wafers in a die bank for selected high volume products.

      We market and sell our products directly through our sales force and indirectly through manufacturers’ representatives, distributors and resellers. Indirect sales were a majority of our total sales in fiscal 2004 and in fiscal 2003. Our OEM customer base, including end customers of our manufacturers’ representatives, distributors and resellers, is relatively diverse and during fiscal 2004 consisted of more than 3,000 customers. We have approximately 40 manufacturers’ representatives, distributors and resellers but the only party that accounted for more than 10% of our net revenues in fiscal 2004 was ALR Company Limited, a Chinese reseller, which comprised of approximately 11% of our net revenues.

      Our sales are generated by purchase orders and are typically shipped within a few weeks of receiving the order. Since industry practice allows customers to reschedule or cancel orders on relatively short notice, we do not use backlog to forecast our future net revenues. Cancellations of customer orders or distributor price protection and stock rotation rights, both industry standards, could result in the loss of future net revenues without allowing us sufficient time to reduce our inventory and operating expenses.

      Sales to customers outside the United States comprised the vast majority of our net revenues in recent periods. This increasing non-United States growth in net revenues was consistent with the current trend towards outsourcing of the manufacturing process, particularly to companies located in Asia. Substantially all sales of our products are denominated in U.S. dollars, minimizing the effects of currency fluctuations.

Description of Operating Accounts

      Net revenues. Net revenues consist of product sales, net of returns and allowances.

      Gross profit. Gross profit is net revenues less cost of revenues and is affected by a number of factors, including competitive pricing, product mix, foundry pricing and yields. Cost of revenues consists primarily of costs of manufacturing, assembly and testing of our products as well as compensation and associated costs related to manufacturing support, logistics and quality assurance personnel. It also can include, on occasion, adjustments to inventory valuations based on demand and average selling prices expected in future periods.

      Research and development. Research and development expense consists primarily of compensation and associated costs for engineering, technical and support personnel, contract engineering services, depreciation of equipment and cost of wafers and mask sets used to evaluate new products and new versions of current products.

      Selling, general and administrative. Selling, general and administrative expense consists primarily of compensation and associated costs for sales, marketing and administrative personnel, commissions, promotional activities, professional fees and director and officer insurance.

Proposed Changes in Accounting for Stock-Based Compensation

      We may be required to expense stock options and other share-based payments to employees and directors, which would mean that we would record a significant charge to earnings. On March 31, 2004, the FASB issued an exposure draft No. 1102-100, “Proposed Statement of Financial Accounting Standards — Share-Based Payment,” effective for fiscal periods beginning after December 15, 2004. This exposure draft outlines a methodology for the accounting treatment of stock options and certain other share-based payments. It requires these payments to be recorded as an operating expense. It will supersede SFAS 123, which allows for disclosure of this expense on a pro forma basis in notes to consolidated financial statements. Our pro forma compensation expense was $2.8 million for fiscal 2004. Adoption of this accounting standard will have a material adverse impact on our consolidated financial statements. We are currently evaluating our stock-based compensation programs to determine what actions we may elect to take to reduce this potential charge if this exposure draft is enacted. If we elect not to issue stock options at the levels we have in the past, we believe we will face a more difficult time in attracting and retaining the talented employees. We believe it is likely that any expenses resulting from the implementation of the exposure draft would be included in the income statement line item where the related salary cost for the applicable employee or consultant is recorded, and that as a result, it may be difficult for investors to conduct period to period comparisons of our expenses if this exposure draft is adopted.

Critical Accounting Estimates

      The preparation of our consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires us to make estimates and judgments that affect the amounts reported in our financial statements and accompanying notes. We evaluate our estimates and judgments based on historical experience and apply them on a consistent basis. We believe that such consistent application results in financial statements and accompanying notes that fairly represent our financial condition, operating results and cash flows for all periods presented. However, any factual errors or errors in these estimates and judgments may have a material impact on our financial conditions, operating results and cash flows.

Recognition of Revenues

      We generally recognize revenues as products are shipped if all of the following criteria are met:

•	we have evidence that an arrangement exists;

•	we have delivered the products;

•	we have performed the services, if any;

•	the sales price is fixed or determinable;

•	we believe that collection of the resulting receivable is reasonably assured; and

•	we can reasonably estimate product returns.

      We sell products directly to OEM customers and indirectly through manufacturers’ representatives, distributors and resellers. We recognize revenues upon delivery to OEM customers and manufacturers’ representatives, distributors and resellers who have no, or limited, product return rights and no price protection rights. We deem that delivery occurs when legal title and the risk of loss transfers to the customer. Delivery is generally defined by the customers’ shipping terms, as stated in the related purchase order. If the customers’ purchase orders do not define the shipping terms, the shipping terms will be Ex-Works as defined in our invoice. We record an estimated allowance for returns from OEM customers and manufacturers’ representatives, based on a percentage of our revenues. This estimate is based on historical averages.

      We sell to some of our distributors under agreements which provide for product return and price protection rights. These agreements generally permit the distributor to return up to 10% by value of the total products that the distributor has purchased from us in a specified six month period. We defer recognition of revenues until the time the distributor sells the product to the end customer, at which time the sales price becomes fixed. On a monthly basis, we receive point of sales information from each distributor. Using this information, we determine the amount of revenues to recognize. For distributors who have product return rights, we also record an inventory reserve to address the cost of products we anticipate that we will not be able to resell after their return by the distributors. For distributors who have price protection rights, distributors may take credits immediately and in general, we process the credits one or two months after the credit is taken by the distributor. We record a reserve to cover the estimated liability of those unprocessed credits. We re-evaluate our policies periodically and no less often than annually.

     Inventory Valuation

      We value our inventory at the lower of standard cost or net realizable value. Standard cost approximates actual cost on a first-in, first-out basis. We routinely evaluate the value and quantities of our inventory in light of the current market conditions and market trends and we record reserves for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. Our forecasts for our inventory may differ from actual inventory use and the time we have held finished goods in inventory. The lives of our products are usually long and obsolescence has not been a significant factor historically in the valuation of our inventories.

      We maintain inventory reserves for quantities in excess of demand equal to the cost of inventory that exceeds expected demand for approximately the next 12 months. If market conditions are less favorable than those we estimate, we may be required to write down inventory. If we overestimate the future selling prices, we will incur additional losses when the inventory is sold for a lower price or when we establish additional reserves to cover the even lower estimated sales price. Once established, we do not reverse inventory reserves until the associated inventory has been sold or physically scrapped.

     Allowance for Doubtful Accounts

      We estimate the collectibility of our accounts receivable at the end of each reporting period. We analyze the aging of accounts receivable and the bad debt history, payment history, customer concentration, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. We maintain an allowance for doubtful accounts, which is created by charges to selling, general and administrative expenses. Our accounts receivable balance was $12.5 million, net of allowance for doubtful accounts of $138,000, as of April 30, 2004.

     Income Taxes

      As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our current tax exposure and assessing temporary differences resulting from differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on our balance sheet on a net basis. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we establish a valuation allowance or increase this allowance in a period, we include an expense in the tax provision in the statement of operations.

      We make significant judgments in determining our provision for income taxes, our deferred tax assets and any valuation allowance recorded against our net deferred tax asset. As of April 30, 2004, our gross deferred tax assets, consisting primarily of net operating loss carryforwards, tax credit carryforwards and nondeductible reserves and accruals, were valued at $9.1 million and our valuation allowance was zero.

      In fiscal 2004, we concluded that all of our deferred tax assets will be realizable, based on available objective evidence and our recent history of net income before taxes. Accordingly, we reversed the $8.6 million valuation allowance that we had previously established. When the valuation allowance was reversed, $4.7 million benefited net income, while $3.9 million was credited to additional paid in capital. The amount credited to additional paid in capital was attributable to deferred tax assets associated with employee stock options.

Results of Operations

      The following table sets forth the percentage of net revenues for certain items in our consolidated statements of operations for the periods indicated:

	Fiscal Years Ended
	April 30,

	2004	2003	2002

Net revenues	100.0%	100.0%	100.0%

Gross profit	41.2	41.1	36.5
Operating expenses:
Research and development	11.2	10.8	10.2
Selling, general and administrative	18.0	20.8	24.9

Income from operations	12.0	9.5	1.4
Interest income, net	0.5	0.8	1.5

Income before income taxes	12.5	10.3	2.9
Income tax provision (benefit)	(2.2)	(2.8)	1.1

Net income	14.7%	13.1%	1.8%

      The following table sets forth net revenues (in thousands) and percentage of net revenues by product group:

	Fiscal Years Ended April 30,

	2004		2003		2002

EEPROM	$56,239	88.5%	$41,690	86.5%	$35,456	82.9%
Flash	5,988	9.4	5,786	12.0	6,907	16.1
Analog and mixed-signal	1,311	2.1	745	1.5	428	1.0

Net revenues	$63,538	100.0%	$48,221	100.0%	$42,791	100.0%

Comparison of the Fiscal Years Ended April 30, 2004 and 2003

      Net Revenues. Our net revenues increased $15.3 million, or 31.8%, to $63.5 million for fiscal 2004 from $48.2 million for fiscal 2003. The increase in net revenues was primarily due to the increased sales volume and shift in product mix of our EEPROM product line, for which net revenues increased $14.5 million, primarily from the growth in our inter-integrated circuit, or I2C, product line. Our flash product revenues continued to decline as a percentage of net revenues but increased slightly in absolute dollars in fiscal 2004 as a result of increased average selling prices and increased sales volume, especially in the last quarter of fiscal 2004 as we began selling to new OEM customers in Europe. Our analog and mixed-signal product revenues increased as we introduced more products to market and established product traction with our existing OEM customer base.

      Sales to customers outside the United States represented approximately 88% of net revenues in fiscal 2004 as compared to 80% of net revenues in fiscal 2003.

      Gross Profit. Gross profit increased $6.3 million, or 32.0%, to $26.2 million for fiscal 2004 from $19.8 million for fiscal 2003. Gross margin, the result of gross profit divided by net revenues, was 41.2% for fiscal 2004 and 41.1% for fiscal 2003. The $6.3 million improvement in gross profit in fiscal 2004 was primarily due to higher sales volume, lower average costs and greater benefit from net movements in inventory reserves. This improvement was offset by lower average selling prices and a $1.4 million charge relating to a one-time payment we made to the Philips Corporation in settlement of disputed royalty obligations under a license agreement. In fiscal 2004 and fiscal 2003, charges to inventory reserves were $853,000 and $2.7 million, respectively. The sales of previously reserved inventory reduced cost of revenues by $2.0 million for fiscal 2004 and $3.1 million for fiscal 2003. The net impact of movements in inventory reserves was an improvement in gross profit of $1.1 million in fiscal 2004 and of $495,000 in fiscal 2003.

      Research and Development. Research and development expense increased $1.9 million, or 36.5%, to $7.1 million for fiscal 2004 from $5.2 million for fiscal 2003. As a percentage of net revenues, research and development expense was 11.2% in fiscal 2004 and 10.8% in fiscal 2003. The increase in research and development expense in fiscal 2004 was primarily attributable to an increase in personnel related expenses, including an increase in headcount. Additionally, there was a $312,000 increase in the depreciation and amortization of software, equipment and mask sets, which were purchased for development purposes. As of April 30, 2004, we employed 70 people in research and development activities, compared to 55 employees as of April 30, 2003.

      Selling, General and Administrative. Selling, general and administrative expense increased $1.4 million, or 14.3%, to $11.5 million for fiscal 2004 from $10.0 million for fiscal 2003. As a percentage of net revenues, selling, general and administrative expense was 18.0% in fiscal 2004 and 20.8% in fiscal 2003. The increase in absolute dollars was primarily attributable to a $886,000 increase in sales and marketing personnel related expenses, an increase in commissions paid to outside representatives of $191,000 and an increase of $213,000 for freight expense on higher shipping volume.

      Net Interest Income and Expense. We earned net interest income of $379,000 in fiscal 2004 compared to net interest income of $382,000 in fiscal 2003. Our rate of return on our average balance of cash, cash equivalents and short-term investments securities was approximately 1.2% in fiscal 2004 and approximately 1.4% in fiscal 2003.

      Income Tax Provision (Benefit). The effective income tax rate was a benefit of 17.7% in fiscal 2004, as compared to a benefit of 27.3% in fiscal 2003. The difference between our fiscal 2004 and fiscal 2003 effective tax rates was primarily attributable to the reversal of our valuation allowance recorded against our net deferred tax asset.

Comparison of the Fiscal Years Ended April 30, 2003 and 2002

      Net Revenues. Our net revenues increased $5.4 million, or 12.7%, to $48.2 million for fiscal 2003 from $42.8 million for fiscal 2002. The increase in net revenues was primarily due to a $6.2 million increase in net revenues for our EEPROM products. This increase was offset by a decline in net revenues for our flash products due to deteriorating market conditions for the lower density flash products that we produce. Net revenues from our analog and mixed-signal products increased as we began to offer a greater number of products for sale.

      Sales outside the United States represented approximately 80% of net revenues in fiscal 2003 as compared to 71% of net revenues in fiscal 2002. The increase in sales outside the United States was primarily attributable to increased sales in Japan and Europe.

      Gross Profit. Gross profit increased $4.2 million, or 26.8%, to $19.8 million for fiscal 2003 from $15.6 million for fiscal 2002. Gross margin was 41.1% for fiscal 2003 and 36.5% for fiscal 2002. The $4.2 million improvement in gross profit in fiscal 2003 was primarily due to higher sales volume and lower costs, and a greater benefit from net movements in inventory reserves. Charges to inventory reserves were $2.7 million for fiscal 2003 and $2.1 million for fiscal 2002. The sales of previously reserved inventory reduced cost of revenues by $3.1 million for fiscal 2003 from $2.0 million for fiscal 2002. The net impact on inventory reserves was an improvement in gross profit of $495,000 for fiscal 2003 and a decrease in gross profit of $72,000 for fiscal 2002.

      Research and Development. Research and development expense increased $843,000, or 19.2%, to $5.2 million for fiscal 2003 from $4.4 million for fiscal 2002. As a percentage of net revenues, research and development expense was 10.8% for fiscal 2003 and 10.2% for fiscal 2002. The increase was primarily attributable to a $690,000 increase in personnel related expenses and a $97,000 increase in the depreciation of software and equipment purchased for development purposes.

      Selling, General and Administrative. Selling, general and administrative expense declined by $632,000, or 5.9%, to $10.0 million for fiscal 2003 from $10.7 million for fiscal 2002. As a percentage of net revenues, selling, general and administrative expense was 20.8% for fiscal 2003 and 24.9% for fiscal 2002. The decrease was primarily attributable to a $416,000 decrease in commissions paid to outside representatives and a $200,000 decrease in bad debt expense.

      Net Interest Income and Expense. We earned net interest income of $382,000 in fiscal 2003 compared to net interest income of $663,000 in fiscal 2002. Our rate of return on our average balance of cash, cash equivalents and short-term investments securities was approximately 1.4% in fiscal 2003 and approximately 2.3% in fiscal 2002.

      Income Tax Provision (Benefit). The effective income tax rate was a benefit of 27.3% in fiscal 2003, as compared to a provision of 39.1% in fiscal 2002. The difference between our fiscal 2003 and fiscal 2002 effective tax rates was primarily attributable to the reversal in fiscal 2003 of a portion of our valuation allowance recorded against our net deferred tax asset.

Selected Quarterly Financial Information

      The following table presents selected unaudited consolidated statement of operations data for our eight most recently completed fiscal quarters. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited consolidated financial statements we have incorporated by reference into this prospectus. In our opinion, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read together with our consolidated financial statements and related notes incorporated by reference in this prospectus. We believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected or achieved in any future period or any fiscal year as a whole.

	Three Months Ended

	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,
	2004	2004	2003	2003	2003	2003	2002	2002

	(In thousands, except per share data)
	(Unaudited)
Net revenues	$16,838	$16,875	$15,978	$13,847	$12,510	$11,207	$12,047	$12,457
Gross profit	8,258	7,767	4,991	5,147	5,296	4,118	4,973	5,438
Income from operations	3,324	2,847	417	992	1,139	398	1,256	1,789
Net income(1)	$5,600	$2,421	$426	$920	$4,001	$314	$843	$1,160
Net income per share:
Basic	$0.33	$0.15	$0.03	$0.06	$0.24	$0.02	$0.05	$0.07
Diluted	$0.29	$0.12	$0.02	$0.05	$0.22	$0.02	$0.05	$0.06

(1)	In the quarters ended April 30, 2004 and 2003, our net income was favorably impacted by $4.7 million and $1.9 million, respectively, due to the reversal of our tax valuation allowance.

Liquidity and Capital Resources

      At April 30, 2004, we had cash, cash equivalents and short-term investments of $33.8 million. Our historical sources of cash and capital expenditures have come from our operating activities. In fiscal 2003, we began to invest our excess cash in short-term financial instruments to generate interest income. These instruments are U.S. government debt securities, the majority of which have maturities that are less than one year. They are highly liquid and can be converted to cash at any time. They are classified as current assets in the balance sheet but are not considered cash and cash equivalents and are therefore excluded from our analysis of changes to cash and cash equivalents in our consolidated statement of cash flows incorporated by reference in this prospectus.

Net cash from operating activities

      In fiscal 2004, we had operating cash flows of $10.7 million, which resulted from net income of $9.4 million, adjusted for non-cash charges including depreciation and amortization of $1.4 million, additions to inventory reserves of $853,000, a reduction of gross inventories of $2.6 million, an increase in accounts payable of $1.3 million primarily due to the timing and amount of inventory purchases, an increase in accrued expenses and other liabilities of $891,000 related primarily to the tax provision and an increase of $2.7 million for deferred gross profit on distributor sales due to increased distributor inventories. These increases were partially offset by releases of inventory reserves of $2.0 million resulting from shipments of previously reserved inventory and an increase in gross accounts receivable of $4.7 million due to increased shipments.

      In fiscal 2003, we had operating cash flows of $6.3 million, which resulted from net income of $6.3 million, adjusted for non-cash charges including depreciation and amortization of $1.1 million, additions to inventory reserves of $2.7 million, a reduction of gross accounts receivable of $1.1 million, a reduction of gross inventories of $821,000 and an increase in accrued expenses and other liabilities of $1.1 million primarily from tax related adjustments. These increases were partially offset by releases of inventory reserves of $3.1 million resulting from shipments of previously reserved inventory, a reduction in accounts payable of $1.4 million primarily due to the timing and amount of inventory purchases, an increase in deferred tax assets of $1.9 million and a decrease in the deferred gross profit on distributor sales due to decreased inventories and margins at distributors of $399,000.

      In fiscal 2002, we had operating cash flows of $3.3 million, which resulted from net income of $770,000, adjusted for non-cash charges including depreciation and amortization of approximately $1.0 million, an addition to the provision for doubtful accounts of $200,000, additions to inventory reserves of $2.1 million, a decrease in gross accounts receivable of $1.7 million related to decreased sales, an increase in accounts payable of $852,000, related to timing of our inventory purchases and an increase in other credits of $1.3 million. These increases were partially offset by releases of inventory reserves of $2.0 million resulting from shipments of previously reserved inventory, an increase in gross inventories of $472,000, an increase in other current assets of $642,000 related to an expected refund of income taxes paid in a previous year and a decrease in accrued expenses of $1.1 million.

Net cash from investing activities

      In fiscal 2004, investing activities provided $1.7 million. During fiscal 2004, our short-term investments declined by $3.5 million as we transferred those funds to cash and cash equivalents. We also used $1.7 million primarily for the acquisition of test equipment.

      In fiscal 2003, investing activities used $21.8 million. During fiscal 2003, we invested $20.1 million in short-term investments and we used $1.8 million primarily for the acquisition of design software and equipment for research and development activities and our manufacturing operations.

      In fiscal 2002, investing activities used $833,000 primarily for the purchase of equipment for our manufacturing operations.

Net cash from financing activities

      In fiscal 2004, cash used by financing activities was $3.0 million. In a private transaction we purchased 600,000 shares from Elex N.V., our largest stockholder, for $6.77 per share and an aggregate of $4.1 million, which represented a 13% discount from the closing market price on the Nasdaq National Market on the last trading date prior to the approval of the transaction by our Board of Directors. Separately, we purchased 74,000 shares of our common stock from the open market as part of our open market repurchase program. We also received $1.3 million of proceeds upon the exercise of stock options by employees.

      In fiscal 2003, cash used by financing activities was $2.9 million. We used $3.2 million to purchase an aggregate of 1,276,400 shares of our common stock in the open market as part of our open market repurchase program. We also received $296,000 of proceeds upon the exercise of stock options by employees.

      In fiscal 2002, cash used by financing activities was $6.7 million. In a private transaction we purchased 1.5 million shares from Elex N.V. for $3.13 per share and an aggregate of $4.7 million, which represented a 5% discount from the closing market price on the Nasdaq National Market on the date of the purchase. Separately, we purchased 193,700 shares of our common stock for an aggregate of $417,000 from the open market as part of our open market repurchase program. We used $2.0 million to pay off our bank credit line and remaining capital lease obligations. We also received $451,000 of proceeds upon the exercise of stock options by employees.

Common stock repurchase plan

      In September 2001, our board of directors authorized a program for the open market repurchase of up to 1.5 million shares of our common stock. In March 2003, the board of directors increased the authorized limit to an aggregate of 2 million shares. The purpose of this share repurchase program is to reduce the long term potential dilution in earnings per share that might result from issuances under our stock option plans and to take advantage of the relatively low price of our common stock. The following table summarizes the activity of the open market repurchase program through April 30, 2004 and does not include our repurchases of shares from Elex N.V.:

	Fiscal Years Ended April 30,

	Total	2004	2003	2002

Shares repurchased in open market	1,544,100	74,000	1,276,400	193,700
Total cost of shares	$3,868,000	$216,000	$3,235,000	$417,000
Average cost per share	$2.51	$2.92	$2.53	$2.15

Contractual Obligations and Commercial Commitments

      The following table summarizes our contractual obligations as of April 30, 2004 and the effects these obligations and commitments are expected to have on our liquidity and cash flows in future periods (in thousands):

	Fiscal Years Ending April 30,

	Total	2005	2006	2007	2008

Contractual cash obligations
Operating leases(1)	$1,277	$621	$543	$113	$—
Sales-purchase promissory agreement(2)	2,200	2,200	—	—	—
Wafer purchases	5,691	5,691	—	—	—
Other purchase commitments	258	258	—	—	—

Total contractual cash obligations	$9,426	$8,770	$543	$113	$—

(1)	Our primary facility lease is our business office in Sunnyvale, California. This lease expires in 2006, and allows us to exercise an option to extend the term by an additional five years.

(2)	On November 6, 2003, we entered into a Sale-Purchase Promissory Agreement with S.C. Hathor Impex SRL to purchase a building for Catalyst Semiconductor Romania SRL. We expect to take possession of the building and complete the financial transaction by August 1, 2004.

      As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose. As of April 30, 2004, we are not involved in any SPE transactions.

Need for Additional Resources

      We believe that the net proceeds from this offering, together with our current cash, cash equivalents and available-for-sale securities will be sufficient to meet our anticipated operating and capital requirements for at least the next 12 months. We have no current plans, nor are we currently negotiating, to obtain additional financing following the closing of this offering. Our long term plan is to finance our core business operations with cash we generate from operations. However, from time to time we may raise additional capital through a variety of sources, including the public equity market, private financings, collaborative arrangements and debt. The additional capital we raise could be used for working capital purposes, to fund our research and development activities or our capital expenditures or to acquire complementary businesses or technologies. If we raise additional capital through the issuance of equity or securities convertible into equity, our stockholders may experience dilution. Those securities may have rights, preferences or privileges senior to those of the holders of the common stock. Additional financing may not be available to us on favorable terms, if at all. If we are unable to obtain financing, or to obtain it on acceptable terms, we may be unable to successfully support our business requirements.

Effects of Transactions with Related Parties

Elex N.V.

      During the fourth quarter of fiscal 2000, we began taking delivery of wafers fabricated by X-FAB, a wholly owned subsidiary of Elex N.V., a Belgian holding company, that owned 3,578,700 shares, or 21.8% of our outstanding shares, as of April 30, 2004. Mr. Roland Duchâtelet, the chairman and chief executive officer of Elex N.V., serves as a member of our board of directors. The wafers provided by X-FAB include wafers for our analog and mixed-signal products and EEPROM products. We believe that the cost of the wafers we purchase from X-FAB is no greater than comparable materials available from alternative foundries. We periodically negotiate the prices of wafers purchased from X-FAB with X-FAB management and compare those prices to quotes we obtain from other prospective foundries and pricing surveys published by various industry trade organizations. We purchased $3.7 million of wafers from X-FAB in fiscal 2004. As of April 30, 2004, 2003 and 2002, the total amount owed to X-FAB was $137,000, $18,000 and $184,000, respectively. Other than purchase orders currently open with X-FAB, there is no purchasing agreement in place with X-FAB.

LXI Corporation

      We had an informal arrangement from 1995 through January 2003 to obtain engineering services from LXI Corporation, a California corporation, or Lxi, a provider of engineering services through Essex com SRL, or Essex, Lxi’s wholly owned subsidiary in Romania. The number of full time engineers we used was dependent upon the scope and number of research and development projects in process at a given time. These services related to our key development projects including development, design, layout and test program development services. We believe that we received these engineering services from Lxi on terms and at rates that were at least as favorable, if not more favorable, than we could obtain from unaffiliated third parties. Two of our officers, Gelu Voicu and Thomas E. Gay III, owned approximately 3% and 1%, respectively, of Lxi until February 2003. Mr. Gay, who had served as a director of Lxi, resigned from that position in January 2003. Mr. Voicu and Mr. Gay received no payments from Lxi during fiscal 2004, fiscal 2003 and fiscal 2002 other than $40,000 and $12,000, respectively, from the repurchase of their shares at net book value by Lxi in February 2003. Additionally, we believe that our former chief executive officer, Radu Vanco, continues to own a majority of the outstanding shares of Lxi. In January 2003, we formed a wholly owned subsidiary in Romania to perform these engineering design services on our behalf and discontinued our use of the engineering services of Lxi.

Allan Advisors, Inc.

      One of our directors, Lionel Allan, has also served as a consultant to us through his consulting company, Allan Advisors, Inc. Under the terms of his consulting agreement, we paid Mr. Allan consulting fees of $8,333 per month throughout fiscal 2003. In April 2003, we terminated the agreement and paid the $29,000 balance due as required by the agreement. Mr. Allan no longer provides consulting services to us and we have no continuing obligations to Mr. Allan under the terminated agreement.

Quantitative and Quantitative Disclosures About Market Risk

      Interest Rate Risk. We do not use derivative financial instruments in our investment portfolio. Our investment portfolio is generally comprised of U.S. government debt securities and cash deposits. Our policy is to place these investments in instruments that meet high credit quality standards and have maturities of less than two years with an overall average maturity of less than one year. These securities are subject to interest rate risk and could decline in value if interest rates fluctuate. Due to the short duration of the securities in which we invest and the conservative nature of our investment portfolio, a 10% move in interest rates would have an immaterial effect on our financial position, results of operations and cash flows.

      Foreign Currency Exchange Rate Risk. The majority of our sales, manufacturing costs, and research and development and marketing expenses are transacted in U.S. dollars. Accordingly, our net profitability is not currently subject to material foreign exchange rate fluctuations. Gains and losses from such fluctuations have not been material to us to date.

Recent Accounting Pronouncements

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability, or an asset in some circumstances, financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our financial position, results of operations or cash flows.

      On December 17, 2003, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 104, “Revenue Recognition,” or SAB No. 104, which supersedes Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” or SAB No. 101. SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue managements, superseded as a result of the issuance of Emerging Issues Task Force 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” SAB No. 104 also rescinds the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers,” or the FAQ, issued with SAB No. 101 that had been codified in SEC Topic 13, “Revenue Recognition.” Selected portions of the FAQ have been incorporated into SAB No. 104. While the wording of SAB No. 104 reflects the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB No. 104 did not have a material impact upon our financial position, results of operations or cash flows for the fiscal 2004.

      In March 2004, the FASB approved EITF Issue 03-6, “Participating Securities and the Two — Class Method under FAS 128.” EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and SFAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported earnings per share. We are currently in the process of evaluating the impact that adoption of EITF Issue 03-6 will have on our financial position and results of operations.

BUSINESS

Overview

      We design, develop and market a broad line of reprogrammable non-volatile memory products and analog and mixed-signal products. Our products are used by manufacturers of electronic products in a wide range of consumer, computing, communications, industrial and automotive applications. We target high volume markets for our cost effective, high quality semiconductor products. We have been a committed long term supplier of memory products even through periods of tight manufacturing capacity and cyclical market downturns. We are leveraging our extensive experience in high volume, reprogrammable memory products to develop complementary analog and mixed-signal products that offer our customers a more complete system solution. We supply semiconductor products in high volumes to our diverse customer base of more than 3,000 customers and shipped more than 100 million units in each of the last three fiscal quarters.

      We outsource the fabrication of our products to third party foundries for a high quality, low cost and long term supply of our products. We focus our internal efforts on product design, testing and sales. In fiscal 2003, we strengthened and expanded the expertise of our research and development team by establishing our own development center in Bucharest, Romania and by hiring additional engineers in Romania and in our Sunnyvale, California headquarters. We continue to make substantial investments in research and development to advance our non-volatile memory products, as well as to broaden our product line of analog and mixed-signal products.

Industry Background

      Semiconductor devices may be divided into three broad categories: analog, digital and mixed-signal. Analog products monitor and manipulate real world signals such as sound, light, pressure, motion, temperature and electrical current. Digital circuits, such as microprocessors, use threshold voltages which function as on and off switches, which are expressed in binary code as ones and zeros. The digital components process and manipulate the data while the analog components condition the inputs or signals. Mixed-signal devices incorporate both analog and digital functions into a single semiconductor device. In most cases, these mixed-signal devices convert analog signals to digital signals or vice versa, or these devices may be used to improve the performance of the specific analog application. Non-volatile memory devices require certain building blocks that have analog characteristics included within them in order to perform their memory functions.

Non-Volatile Memory Products

      The principal distinguishing characteristic of non-volatile memory is that it does not require a continuous application of power to retain data while volatile memory, such as dynamic random access memory, or DRAM, requires continuous power. While non-volatile memory products are often considered digital semiconductor devices, these non-volatile memory devices incorporate certain high performance analog blocks. Electronic systems primarily use non-volatile memory to store critical data when the power to the system is turned off. Virtually all electronic systems that use a digital processor or controller, including personal computers, printers, cellular handsets, digital cameras, optical networks, wireless local area networks, digital set-top boxes and automotive systems, incorporate non-volatile memory products such as EEPROM and/or flash memory. Many electronic systems utilize a combination of volatile and non-volatile memory.

      System manufacturers generally prefer non-volatile memory devices that can be reprogrammed efficiently in the system in order to achieve several important advantages over non-volatile memory devices that are not reprogrammable or which require physical removal for reprogramming. With reprogrammable memory, manufacturers can cost effectively change program codes in response to accelerated product cycles and changing market specifications. Reprogrammable memory greatly simplifies inventory management and manufacturing processes and allows the manufacturer to reconfigure or update a system either locally or remotely through a network connection. In addition, consumers use non-volatile memory devices that can be programmed and reprogrammed to store user selected system configurations in consumer electronics devices, such as phone numbers in mobile telephones. Major non-volatile memory classifications include EEPROM and flash.

      EEPROM provides significant programming flexibility to system designers. This non-volatile memory can be erased and reprogrammed electrically within the system hundreds of thousands to millions of times and can be altered one byte or several bytes at a time. In an EEPROM device, each cell, which is the discrete area on the device in which one bit is stored, consists of two transistors, one to store data and one to permit the cell to be selected when erasing data. Serial EEPROM transmits data through a single input, output port and parallel EEPROM transmits data through multiple input output ports concurrently. In March 2004, Gartner Dataquest estimated the total market for EEPROM in 2003 was $686 million.

      Flash provides significant programming flexibility to system designers at higher density than EEPROM. Although flash can be reprogrammed electrically within the system, the number of reprogramming cycles is generally less than EEPROM and only a memory block can be rewritten, not an individual byte. In flash, a block consists of an array of memory cells. Flash products can be manufactured with storage densities, transfer rates and data alterability comparable to DRAM and can achieve a relatively low manufacturing cost at higher densities. For low density memory used in high volume applications, flash is not cost effective relative to EEPROM. Because of its limitations and cost at low densities, flash is not used in certain system critical applications.

      The EEPROM market is characterized by high unit volumes sold at relatively low per unit prices. The EEPROM market has a limited number of vendors. Each participant in the EEPROM market has relatively weak pricing power because of interchangeability of one vendor’s parts for another’s. EEPROM prices are largely a function of the demand for electronic devices in which they are incorporated, available memory manufacturing capacity, product availability and memory density. In light of these competitive dynamics, some suppliers have exited the EEPROM market, leaving fewer alternatives for OEM customers. Manufacturers customarily use flash and EEPROM to address different needs but often within the same electronic system. Since most consumer and industrial electronic devices continue to use EEPROM either separately or in conjunction with other memory, OEM customers want to develop relationships with memory vendors who are likely to be long term vendors of EEPROM and those vendors which are developing and supplying a broad range of products.

Analog and Mixed-Signal

      The analog and mixed-signal market is generally broken into two major product categories depending on how the devices are used by system designers:

•	general purpose analog and mixed-signal products for standard designs; and

•	analog and mixed-signal application specific standard products, or ASSPs, for customized designs.

      General purpose analog and mixed-signal products that perform a given function usually are interchangeable with standard components from another supplier. Similarly, in the memory market, most non-volatile memory components are general purpose or industry standard parts and are interchangeable with parts from other suppliers.

      General purpose analog and mixed-signal products include power management products, which control and regulate the amount of power delivered to an electronic system. Power management products are critical to overall system performance and cost. These products include direct current to direct current, or DC to DC, converters, switching regulators, low drop out voltage regulators and voltage references. Suppliers of power management products are increasingly integrating discrete power management components into multi-function devices to reduce design time and lower system costs by consuming less board space and power.

      ASSPs are a superior solution for systems that have special requirements, such as portability, size constraints or functionality. The relationship between customer and supplier tends to be more dynamic and intertwined in this market with greater reliance on each other. On one hand, the customer has to have enough trust in the supplier to take the risk of committing its supply chain to a single vendor. On the other hand, the supplier faces the risk of investing significant research and development resources to design and develop a customized solution with the uncertainty of the market acceptance of the customer’s end product. Suppliers servicing the ASSPs market typically have greater pricing power and receive higher margins.

      The analog and mixed-signal market is highly fragmented into many segments with numerous vendors serving one or more of the various segments. The general purpose analog and mixed-signal semiconductor market is characterized by long product cycles with a broad, diverse base of customers. As a result, general purpose analog and mixed-signal product prices tend to be more stable than those for non-volatile memory products. In April 2004, Gartner Dataquest estimated that the total general purpose analog and mixed-signal product market was $10.6 billion in 2003.

Our Competitive Strengths

      We have nearly two decades of experience in the design, testing and sale of reprogrammable non-volatile memory products, including EEPROM and low density flash. We believe we have established a brand name that our OEM and distribution customers associate with cost effective, high quality and high value products supported by excellent customer service. These strengths have helped us grow in the competitive non-volatile memory market. On April 30, 2004, we completed our sixth consecutive fiscal year of profitability. We intend to leverage our OEM customer base and the design and operational expertise developed in our non-volatile memory products to increase our revenues from our non-volatile memory and analog and mixed-signal product offerings.

      We believe the following are our key competitive strengths:

      High quality design. We have invested and intend to continue to invest substantial resources in research and development to improve our memory, analog and mixed-signal products. To complement our Sunnyvale, California engineering capabilities, in 2003, we established our own design and development center in Bucharest, Romania. We previously used contract personnel in Romania but now have an integrated design organization. In addition, we have subsequently added engineers in both Romania and California. Through the development of our EEPROM products, we also routinely design and develop high performance analog and mixed-signal functions for use in our non-volatile memory products. As a result, our design personnel have extensive experience in designing high performance analog blocks, which we believe will enable us to expand our focus to the complementary analog and mixed-signal product market.

      Expertise in high volume, low cost manufacturing. The markets for our non-volatile memory products are characterized by high unit volumes sold at competitive prices. To reduce cost, we are developing successive generations of our memory products scaled to smaller process geometries, such as our current efforts to transition a portion of our products to 0.50 micron and 0.35 micron, which is intended to result in reduced die sizes and lower cost per unit. We conduct a portion of our sort operations in our Sunnyvale, California headquarters and take other steps to maintain and improve the quality of our products. These efforts have improved the yield on our products. We use third party contractors for a majority of our manufacturing, packaging, testing and shipping activities in order to control our costs and to be able to respond quickly to customer requests.

      Long term, established foundry relationships. We have worked with our primary foundry partner, Oki, for more than 19 years. This long standing foundry relationship has enabled us to optimize our designs for Oki’s high volume and high yield processes. To reduce our reliance on a single wafer foundry, we also developed our processes so that different fabrications facilities could easily replicate them. In 2000, we also began volume shipments of our products from X-FAB, which currently produces our analog and mixed-signal products and acts as a second fabrication facility for some of our non-volatile memory products.

      Comprehensive EEPROM product line. We believe that we offer one of the most comprehensive lines of serial and parallel EEPROM products in the industry. Our EEPROM products support industry requirements and are available in a broad selection of densities and voltages. Our EEPROM product line includes a wide array of performance characteristics which electronic system manufacturers need, such as interfaces, memory densities, voltages and bus speeds.

      Diverse end markets and applications. Through direct and indirect sales channels, we sell our products in a variety of end markets, including consumer, computing, communications, industrial and automotive. Our solutions are used in a broad array of applications within each of these markets, such as automotive systems, cordless telephones, digital cameras, digital video players, digital set-top boxes, mobile phones, optical networks, personal computers and wireless local area networks. Due to the diversity of our markets and applications, we are not dependent on any individual industry or end user product. In addition, we believe we have the opportunity to take advantage of the markets and growth in any of the industries we serve.

      Strong customer base. We are one of the largest suppliers of EEPROM in the world and we have relationships with many customers including large OEMs, through direct sales and distributors. During fiscal 2004, we served more than 3,000 customers. Through our collaborations with OEM customers in an interactive product design and development process, we have established durable relationships, solidified our customer base and defined the next generation of our products. Consequently, we believe that we are well positioned to continue to sell our existing and future analog and mixed-signal products to these customers, which could use many of these products in conjunction with our memory products.

Our Strategy

      We intend to continue to provide our customers with a reliable source of industry standard non-volatile memory products. We also intend to further improve our non-volatile memory products and become a systems knowledgeable partner to our customers by providing a broad range of standard and custom analog and mixed-signal products. Our strategy includes the following:

      Strengthen and expand EEPROM product offerings. We intend to continue to develop high performance EEPROM products and reduce our costs by continuing to migrate to smaller process geometries. We intend to continue to increase the breadth of our non-volatile memory offerings and continue to provide high quality, competitively priced products with higher data transfer speeds and a broad range of densities and voltages. As a result, we intend to strengthen our position in the EEPROM market.

      Broaden standard analog and mixed-signal product offerings. We have developed a range of industry standard analog and mixed-signal products that serve high volume markets. Leveraging our large OEM customer base and efficient, low cost manufacturing process, we intend to become a reliable, high volume, cost effective supplier of standard analog and mixed-signal products to existing and new OEM customers. We intend to continue to introduce additional industry standard analog and mixed-signal products to increase net revenues, address new applications and increase our portfolio of analog building blocks for internal reuse in other products, such as application specific analog and mixed-signal products. We reuse proven design blocks, which enables us to reduce the design and manufacturing risks associated with new products and assists us in reducing development times and in achieving higher reliability and manufacturing yields.

      Expand proprietary analog and mixed-signal product offerings. We have introduced a range of proprietary analog products, which often integrate analog elements with reprogrammable non-volatile memory, such as DPPs and processor supervisors. We intend to continue to introduce additional embedded memory products and to leverage our non-volatile memory and analog design expertise. We intend to continue to have these products built for us by our foundry partners using our proprietary process technology, which supports both analog and non-volatile memory elements in a single manufacturing process technology. Some of our non-volatile memory customers, who include industry leading OEMs, are also beginning to purchase our standard analog products. We are now working with selected customers to develop more highly integrated, high value added products customized for specific applications. We are targeting selected applications in large segments, such as solid state illumination, which is lighting for displays, consumer electronic devices, automotive and other purposes.

      We intend to implement our strategies by:

•	leveraging our design portfolio and ongoing research and development activities;

•	expanding engineering resources in low cost areas, such as our Bucharest, Romania design center;

•	expanding our design portfolio and making selective acquisitions of complementary companies or technologies;

•	using third party foundries to provide wafer fabrication for our products;

•	developing our processes in a manner that permits the manufacture of our products in the fabrication facilities of different semiconductor foundries; and

•	taking advantage of the flexible capacity and lower fixed costs of the outsourced manufacturing model.

Products

      We use our expertise in non-volatile memory to develop a broad range of EEPROM products and selected flash products. In addition, we are expanding our focus to include analog and mixed-signal products.

Parallel and Serial EEPROM

      We offer a broad range of serial EEPROM products compatible with the three popular industry standard bus interface protocols: the I2C bus interface of Philips Electronics, the Microwire interface protocol of National Semiconductor and the Serial Peripheral Interface, or SPI, bus protocol of Motorola. Additionally, we offer four wire bus interface protocol type products, primarily for Japanese customers. We offer products in a wide variety of density from 1 kilobit, or Kbit, to 256 Kbit, and voltage ranges from 1.8 volts to 6.0 volts. Serial EEPROM products are used in many applications to store user reconfigurable data. Some of the more common applications are digital cameras, disk drives, digital video and compact disc players, cordless phones, laser printers, memory modules for computers, mobile phones, remote controls and various automotive applications.

      We offer both standard 5.0 volt and 3.3 volt parallel EEPROM, the latter of which meets battery operated application requirements. We offer products with a broad range of densities, such as 16 Kbit to 512 Kbit densities. Parallel EEPROM provides faster transfer rates than serial EEPROM, which transfers data through a single port. Because of the higher number of drivers and packaging, parallel EEPROM is larger and more costly to manufacture than serial EEPROM and, accordingly, is used primarily in high performance applications. Parallel EEPROM is primarily used in applications such as point of sale terminals, industrial controllers, local area network adapters and telecommunication switches.

Flash Memory

      We currently offer flash memory in a small number of densities. We offer Intel licensed flash memory devices in densities ranging from 512 Kbit to 2 megabit, or Mb. This family includes Intel licensed boot block and bulk erase technologies available in 1 Mb and 2 Mb densities.

Analog and Mixed-Signal

      Although we have not received a substantial portion of our net revenues to date from analog and mixed-signal products, we have undertaken development programs and we are now beginning to release standard and ASSP products to the market. We believe that there is a substantial market opportunity for analog and mixed-signal products and have begun to leverage our design, development and sales skills to accomplish these objectives. Because applications for non-volatile memory incorporate microcontrollers or microprocessors, we have been developing products which would interface with the controllers in various applications such as power management, systems supervision and interface support.

      Supervisory Products with EEPROM. We have introduced a family of microcontroller supervisory products, which combine serial EEPROM with the reset and watchdog functions required by many microcontrollers to ensure safe sustained operation and allow systems to recover more efficiently from power disruptions. These products integrate two functions in the same semiconductor to provide savings in printed circuit board space and component costs. Our initial products are designed for use by the automotive industry and for power metering functions. Currently, we offer 2 Kbit, 16 Kbit and 64 Kbit of EEPROM with embedded supervisory functions. Other memory products of other densities are under development. We believe that we are one of the few analog semiconductor companies with floating gate EEPROM technology, which is the basis of this family of products.

      Supervisory Products without Memory. We have also introduced a family of multi-industry supervisory products without EEPROM memory, based on our patent pending floating gate technology, which replaces bandgap technology, allows low standby power and provides electronic system designers with the ability to program the critical threshold voltage after packaging, which reduces our inventory costs while providing higher precision to the OEM customer more cost effectively.

      Digitally Programmable Potentiometers (DPP). We have introduced a number of solid state DPP products, which replace mechanical potentiometers used to fine tune and trim electronic circuitry in a variety of applications. DPP products are built using the same processes as our EEPROM products. We have released 35 DPP products to the market thus far. Our DPP products have been included in digital cameras and optical transceivers.

      White LED Drivers. We have introduced several products intended to drive the white light emitting diodes, or LED, drivers used as backlights in color liquid crystal display, or LCD, screens in cell phones, digital cameras, MP3 music players, personal digital assistants, industrial instrumentation and home appliances. Color displays require more specialized LED drivers than monochrome displays. Our products tightly regulate the current to the LEDs to ensure the uniform brightness and color purity necessary for the clarity in viewing the color displays.

      DC to DC Converters. Converting one current voltage to another within an electronic system is a common requirement, particularly in battery powered applications where the power available from the batteries will decline over time and use. Our designs allow smooth operation of a system throughout the battery life. Our first generation of DC to DC converters are pin compatible with industry standard circuits.

      I2C Interface Input/ Output Expanders. As consumers demand greater functionality in consumer electronics products, such as cell phones, the input/output demands of those applications exceed those which can be economically incorporated into microcontrollers. Our Input/ Output Expanders support adding eight or 16 input/output ports to those of the microcontroller to use less circuit board space and at low cost. We also make LED dimmers which offload control of LED lighting from the microcontroller. These dimmers control up to 16 LEDs.

      All of the products described above are, or are expected to be, available in environmentally friendly packages.

Customers and Markets

      The following is a representative list by industry of our end customers:

Industry	Customer	Application

Automotive	Denso	powertrain control systems
Computing	Asustech Hewlett-Packard Infineon Technologies Samsung	desktop computers; motherboards printers dual in-line memory modules, or DIMMs DIMMs
Consumer	LG Electronics	LCD monitors; digital video and compact disc players
	Lite-On	digital video and compact disc players
Telecommunications	CCT	cordless telephones
	VTech	cordless telephones

Sales and Marketing

      The majority of our customers order our products through our manufacturers’ representatives, distributors and resellers. These manufacturers’ representatives, distributors and resellers also create demand for our products, generally focusing on OEM customers who are not directly served by our internal sales managers. For example, our distributors sell to OEM customers or those OEMs’ contract manufacturers.

      As of April 30, 2004, we employed 24 people in our sales organization. In addition to our Sunnyvale, California headquarters facility, we have sales operations in Southern California, Illinois, California, China, England, Germany, Japan, South Korea and Taiwan. Our sales offices support both OEMs and manufacturers’ representatives, distributors and resellers. In addition, our Japanese operation works closely with Oki, one of our foundries, OEM customers and their contract manufacturers, as well as our Japanese manufacturers’ representatives, distributors and resellers.

      Currently, we have eight distributors and one reseller in North and South America and a network of more than 28 distributors and seven resellers throughout Asia, Europe and Africa to support our international business. These firms work with our regional sales managers in discovering new opportunities, providing technical support and other value-added services.

      We often seek to develop strategic relationships with major OEMs and other customers by providing a high level of customer support and rapid problem solving. Our product knowledge includes a broad range of non-volatile memory and analog and mixed-signal technology compatible with the common industry standards. We also seek to work closely with our customers to provide solutions to address an individual customer’s needs.

      Our marketing activities consist of several key components:

•	targeted print advertising in trade, technical and business publications;

•	online advertising on our website;

•	cooperative marketing programs with manufacturers’ representatives, distributors and other resellers;

•	participation in seminars and tradeshows; and

•	direct mailings to both prospective and existing customers.

Research and Development

      We have made and expect to continue to make substantial investments in research and development and to participate in the development of new and existing industry standards. As of April 30, 2004, our research and development staff consisted of 70 full time equivalent employees working primarily in Sunnyvale, California and Bucharest, Romania.

      Our memory engineering group develops non-volatile memory products. Our analog and mixed-signal development group develops products with logic as well as analog circuitry contents. In connection with the development of our EEPROM products, we also routinely design and develop high performance analog and mixed-signal functions used in our non-volatile memory products. As a result, we have extensive experience in designing high performance analog blocks. Our technology development group develops advanced processes in cooperation with our foundries and also supports the design engineers with device modeling and characterization. Our computer aided design engineering group supports the design tools used by our design and layout engineers and converts the design data into mask shop usable format. Our test engineering group develops test programs for validating the electrical performance of our products in wafer and packaged form.

Intellectual Property

      We rely on a combination of patents, copyrights and trade secrets to establish and protect our intellectual property rights. As of April 30, 2004, we owned 18 U.S. patents and have nine pending applications for additional U.S. patents. The expiration dates of our patents range from January 2008 to September 2021. As a result of the rapid changes in technology, the lives of these patents will likely last longer than the economic lives of the technologies they cover. We also have a number of trademarks. There can be no assurance that our pending patent or trademark applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. We also protect our numerous original mask sets under the copyright laws.

      We also own a substantial body of proprietary techniques and trade secrets. We seek to protect our trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of some foreign countries do not offer protection of our proprietary rights to the same extent as the laws of the United States, which is an increasing concern as more of our production is located in foreign countries.

      We may become involved in patent or other intellectual property disputes or actions. From time to time, we receive letters alleging patent infringement or inviting us to take a license to other parties’ patents. We evaluate these letters on a case by case basis. Offers such as these may lead to litigation if we reject the opportunity to obtain the license or reject the other party’s demands. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

Manufacturing

      We have established close relationships with our foundry partners for our wafer fabrication in an effort to ensure stability in our supply of products and focus our internal efforts on product design and sales. We currently outsource our wafer fabrication to Oki and X-FAB. Our designs are manufactured utilizing processes developed jointly by us and Oki or X-FAB, as the case may be. Oki currently manufactures a majority of our high volume production. X-FAB currently manufactures our analog and mixed-signal products as well as some of our EEPROM products. We endeavor to develop our processes in a manner that permits the portability of our manufacturing processes. We currently purchase wafer supplies on a purchase order basis from Oki and X-FAB. We also have a die bank of wafers in order to be able to respond to customer orders quickly and to attempt to manage our exposure to changes in manufacturing capacity and wafer costs.

      We have wafer sorting operations at our headquarters facility in Sunnyvale to control quality and improve yields and we also utilize a subcontractor in Japan for this purpose. We perform circuit assembly and testing primarily through our subcontractors located in Southeast Asia. In the assembly process, the wafers are separated into individual die, which are then assembled into packages. The packaged devices are further tested and inspected pursuant to our quality assurance program prior to shipment to our customers. The majority of our assembly and test services are provided in Bangkok, Thailand by NSEB and Millennium Microtech Holding Corporation; in the Philippines by Orient Semiconductor Electronics, Inc., or OSEP, and in China by ChipPAC Limited. We also subcontract certain production planning, product engineering, shipping and tape and reel activities to Trio Tech International, NSEB and OSEP.

Competition

      The semiconductor industry is competitive and has been characterized by price competition, manufacturing capacity constraints and product availability constraints. We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution and other resources.

      Our non-volatile memory products, such as EEPROM devices, compete on the basis of product performance, price, product availability and customer service. We believe that we compete successfully with respect to each of these competitive factors. Price competition is significant and is expected to continue. We believe our principal competitors for our EEPROM products currently include Atmel, STMicroelectronics and Microchip Technology.

      We manufacture low density flash memory products, which represent a small subsegment of the flash memory market. This subsegment has been characterized by reduced demand for low density memory, which has resulted in lower product availability and higher cost, due to the shift by most customers to the larger flash memory sizes that we do not offer. Our key competitors for low density or similar flash memory products include Silicon Storage Technology and Integrated Silicon Solution.

      We currently compete in the analog and mixed-signal products on the basis of price, product performance, product availability and customer support. The analog and mixed-signal industry is highly fragmented with competition varying with the applicable segment and subsegments, including: Maxim Integrated Products, Linear Technology, Intersil, Fairchild Semiconductor, National Semiconductor and Texas Instruments.

Employees

      As of April 30, 2004, we had a total of 130 employees worldwide. Our employees are also supported in part by our subcontracting of certain other operations and manufacturing activities to approximately 102 contract employees located in Thailand and the Philippines. Our future success will depend on our ability to attract, train, retain and motivate highly qualified employees. Our employees are not represented by any collective bargaining organization or labor unions. We have never experienced any work stoppage and we believe that our employee relations are favorable.

MANAGEMENT

      The following table sets forth information regarding our executive officers and directors and their ages as of April 30, 2004:

Name	Age	Title

Gelu Voicu	54	President, Chief Executive Officer and Director
Thomas E. Gay III	55	Vice President of Finance and Administration and Chief Financial Officer
Sorin Georgescu	52	Vice President of Technology Development
Irvin W. Kovalik	66	Vice President of Sales
George Smarandoiu	57	Vice President of Product Design
Barry H. Wiley	67	Vice President of Corporate Marketing
Henry C. Montgomery	68	Chairman of the Board of Directors
Lionel M. Allan	60	Director
Roland M. Duchâtelet	57	Director
Garrett A. Garrettson	60	Director
Glen G. Possley	63	Director

      Mr. Voicu has served as our president and chief executive officer and as a director since October 2002. From August 2002 to October 2002, he served as our executive vice president and chief operating officer. From April 1998 to August 2002, he served as our vice president of engineering and manufacturing. From July 1995 to April 1998, Mr. Voicu was our director of flash product lines. Mr. Voicu holds an M.S. in Electrical Engineering from the Polytechnical Institute, Bucharest, Romania.

      Mr. Gay has served as our vice president of finance and administration and chief financial officer since May 1998. From August 1997 to May 1998, he was the controller of Wireless Access, Inc., a communications device manufacturing company. From April 1993 to May 1994, he was our controller and, from July 1994 to November 1996, he was a contract accountant for us. From July 1988 to July 1992, Mr. Gay was controller of Sanmina Corporation, a contract manufacturing company. Mr. Gay holds a B.S. in Accounting from San Diego State University.

      Mr. Georgescu has served as our vice president of technology development since October 2001. From October 1998 to October 2001, he was director of process development at Tripath Technology, Inc., a semiconductor manufacturer. From April 1998 to October 1998, he was our vice president of technology. From October 1997 to April 1998, Mr. Georgescu was an engineering manager at Sandisk Corporation, a semiconductor manufacturer. From August 1994 to October 1997, he was our director of process development. Mr. Georgescu holds an M.S. in Electrical Engineering from the Polytechnical Institute, Bucharest, Romania.

      Mr. Kovalik has served as our vice president of sales since October 1998. From January 1998 to October 1998, he was director of strategic sales for Alliance Semiconductor, Inc., a semiconductor company. From January 1997 to January 1998, he was vice president of sales for NovaWeb Technologies, Inc., a modem manufacturer. From September 1995 to January 1997, Mr. Kovalik was director of strategic sales for Sequel, Inc., a semiconductor company. From June 1992 to June 1995, he was our vice president of sales. Mr. Kovalik holds a B.S. in Electrical Engineering for the University of Illinois.

      Dr. Smarandoiu has served as our vice president of design since December 2002. From 1992 to 2002, he served in a variety of roles at Atmel Corporation, a semiconductor company, most recently as director of mixed-mode product development. Dr. Smarandoiu holds a Master of Engineering and Doctor of Engineering from the University of California, Berkeley.

      Mr. Wiley has served as our vice president of corporate marketing since November 2000. From September 1999 to November 2000, he was our vice president, programmable analog business unit. From

July 1997 to September 1999, he was vice president marketing and sales for IMP, Inc., a semiconductor manufacturer. Mr. Wiley holds a B.A. in Physics from the University of California, Berkeley, an M.B.A. from the Harvard School of Business Administration and an M.A. in Physics from the University of Southern California.

      Mr. Montgomery has served as our director since July 2000 and has served as the chairman of our board of directors since August 2002. Mr. Montgomery previously served as a member of our board of directors from 1990 to 1996. Since 1980, Mr. Montgomery has served as the chairman of the board of Montgomery Professional Services Corporation, a management consulting and financial services firm. From January 2000 to March 2001, Mr. Montgomery served as executive vice president, finance and administration and chief financial officer of Indus International, Inc., a public company engaged in enterprise asset management systems. From May 1999 to September 1999, Mr. Montgomery served as interim executive vice president of finance and administration and from November 2000 to December 2002 as a director of Spectrian Corporation, a company which made mobile phone base station power amplifiers and power transistors, that was acquired by REMEC, Inc. in December 2002. Mr. Montgomery also serves as a director of Swift Energy Company, an independent oil and gas company, QuickLogic Corporation, a semiconductor device company, and ASAT Holdings Ltd., a provider of semiconductor assembly, test and package design services. He holds a B.A. in Economics from Miami University in Oxford, Ohio.

      Mr. Allan has served as our director since August 1995. Mr. Allan previously served as a member of our board of directors from March 1992 to March 1993. Mr. Allan is president of Allan Advisors, Inc., a board governance and legal consulting firm that he founded in 1992. Mr. Allan is also a director of Accom, Inc., a digital video systems company and NetLogic Microsystems, Inc., a semiconductor company. Mr. Allan received an A.B. in Political Science and French from the University of Michigan and a J.D. from Stanford University.

      Dr. Duchâtelet has served as our director since September 1999. From September 1989 to the present, Dr. Duchâtelet has served as chairman of Elex N.V., a holding company. Additionally, Dr. Duchâtelet serves as chairman of the board of directors of Melexis N.V., a semiconductor company, a position he has held since May 1994, and is also a director of EPIQ N.V., a semiconductor company. Dr. Duchâtelet holds a B.S. in Applied Economic Sciences, an M.B.A and a Ph.D. in Electronic Engineering from the University of Leuven, Belgium.

      Dr. Garrettson has served as our director since February 2003. From November 2001 to the present, Dr. Garrettson has served as the president, chief executive officer and a director of ClairVoyante, Inc., an intellectual properties licensing company of flat panel display technology. From April 2000 to December 2002, Dr. Garrettson served as the chairman of the board of directors of Spectrian. From April 1996 to March 2000, Dr. Garrettson served as president, chief executive officer and a director of Spectrian. Dr. Garrettson holds a B.S. and an M.S. in Engineering Physics and a Ph.D. in Mechanical Engineering from Stanford University.

      Dr. Possley has served as our director since July 2000 and served as our lead director from May 2001 to August 2002. From January 1998 to the present, Dr. Possley served as a managing general partner at Glen-Ore Associates, a consulting company focused on the semiconductor business. From January 1998 to January 2000, Dr. Possley was a partner at International Technology Ventures and N-Able Group. Dr. Possley is a director of Novellus Systems, Inc., a semiconductor equipment company. He received a B.S. in Mathematics from Western Illinois University and a Ph.D. in Physical Chemistry from the University of Kentucky.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of April 30, 2004, and as adjusted to reflect the sale of common stock offered hereby by:

•	each stockholder known by us to own beneficially more than five percent of our common stock;

•	each of our executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	Elex N.V.

      Except as otherwise noted below, the address of each person listed on the table is 1250 Borregas Avenue, Sunnyvale, California 94089.

      The table below assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of 1,450,000 shares of common stock, Elex N.V. will sell an aggregate of 2,850,000 shares of common stock and other selling stockholders will sell an aggregate of 300,000 shares of common stock.

      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after April 30, 2004, while those shares are not included for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

	Beneficial ownership			Beneficial ownership
	prior to offering			after offering

Name and address of beneficial owner	Shares	Percent	Shares offered	Shares	Percent

Elex N.V.(1)	3,693,422	22.3%	2,850,000	843,422	4.8%
Transporstraat 1
B3980
Tessenderlo, Belgium
Directors and executive officers:
Gelu Voicu(2)	751,212	4.3	—	751,212	4.2
Thomas E. Gay III(3)	438,471	2.6	—	438,471	2.4
Sorin Georgescu(4)	167,708	1.0	—	167,708	*
Irvin W. Kovalik(5)	248,471	1.5	—	248,471	1.4
George Smarandoiu(6)	113,500	*	—	113,500	*
Barry H. Wiley(7)	258,040	1.5	—	258,040	1.4
Henry C. Montgomery(8)	138,222	*	—	138,222	*
Lionel M. Allan(9)	82,222	*	—	82,222	*
Roland Duchâtelet(1)	3,693,422	22.3	—	843,422	4.8
Garrett A. Garrettson(10)	20,000	*	—	20,000	*
Glen G. Possley(11)	117,222	*	—	117,222	*
All directors and executive officers as a group (11 persons)(12)	6,028,490	36.3%	—	3,178,490	17.8%

*	Less than 1% of the outstanding shares of common stock.

(1)	Includes 3,578,700 shares held by Elex N.V. and 114,722 shares subject to stock options held by Mr. Duchâtelet that are exercisable on April 30, 2004 or within 60 days thereafter. Mr. Duchâtelet is the chairman of Elex N.V. Mr. Duchâtelet disclaims beneficial ownership of the shares held by Elex N.V. except to the extent of his pecuniary interest in the shares.

(2)	Includes 537,166 shares subject to stock options held by Mr. Voicu that are exercisable on April 30, 2004 or within 60 days thereafter.

(3)	Includes 388,471 shares subject to stock options held by Mr. Gay that are exercisable on April 30, 2004 or within 60 days thereafter.

(4)	Includes 167,708 shares subject to stock options held by Mr. Georgescu that are exercisable on April 30, 2004 or within 60 days thereafter.

(5)	Includes 248,471 shares subject to stock options held by Mr. Kovalik that are exercisable on April 30, 2004 or within 60 days thereafter.

(6)	Includes 112,500 shares subject to stock options held by Mr. Smarandoiu that are exercisable on April 30, 2004 or within 60 days thereafter.

(7)	Includes 258,040 shares subject to stock options held by Mr. Wiley that are exercisable on April 30, 2004 or with 60 days thereafter.

(8)	Includes 117,222 shares subject to stock options held by Mr. Montgomery that are exercisable on April 30, 2004 or within 60 days thereafter.

(9)	Includes 82,222 shares subject to stock options held by Mr. Allan that are exercisable on April 30, 2004 or within 60 days thereafter.

(10)	Includes 20,000 shares subject to stock options held by Mr. Garrettson that are exercisable on April 30, 2004 or within 60 days thereafter.

(11)	Includes 84,815 shares subject to stock options held by Mr. Possley that are exercisable on April 30, 2004 or within 60 days thereafter.

(12)	Includes 2,131,337 shares subject to stock options that are exercisable on April 30, 2004 or within 60 days thereafter.

      In the event that the underwriters elect to exercise the over-allotment in full, the following officers and directors will sell the number of shares listed next to their names below:

		Beneficial ownership
		after offering
		if over-allotment
		option is exercised

Name of beneficial owner	Shares offered	Shares	Percent

Gelu Voicu	100,000	651,211	3.5%
Thomas E. Gay III	50,000	388,471	2.1
Sorin Georgescu	—	—	—
Irvin W. Kovalik	50,000	198,471	1.1
George Smarandoiu	65,000	48,500	*
Barry H. Wiley	—	—	—
Henry C. Montgomery	—	—	—
Lionel M. Allan	30,000	52,222	*
Garrett A. Garrettson	5,000	15,000	*
Glen G. Possley	—	—	—

Total:	300,000

*	Less than 1% of the outstanding shares of common stock.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 45,000,000 shares of common stock, $0.001 par value, and 2,000,000 shares of preferred stock, $0.001 par value. 60,000 shares of our preferred stock have been designated as Series A participating preferred stock in connection with our adoption of a stockholder rights plan. The following is a summary of the material provisions of the common stock and the preferred stock contained in our certificate of incorporation and bylaws.

Common Stock

      As of April 30, 2004, there were 16,413,484 shares of common stock issued and outstanding, held of record by approximately 147 stockholders. Options to purchase a total of 5,717,562 shares of common stock were outstanding on April 30, 2004.

      The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Cumulative voting of shares is not permitted. Subject to the prior rights of holders of preferred stock, if any, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock are not convertible into any other security. All outstanding shares of our common stock are, and the common stock to be issued in this offering will be, validly issued, fully paid and non-assessable.

Preferred Stock

      Pursuant to the our certificate of incorporation, our board of directors has the authority without further action by our stockholders to issue up to 2,000,000 shares of preferred stock. Our board of directors has the authority to issue such preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions of such stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. In December 1996, our board of directors designated 60,000 shares of our preferred stock as Series A participating preferred stock in connection with our adoption of a stockholder rights plan. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of our common stock. As of April 30, 2004, there were no shares of our preferred stock outstanding. We have no current plans to issue any shares of preferred stock.

Certain Provisions of the Certificate of Incorporation and Bylaws

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Catalyst Semiconductor by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Catalyst Semiconductor to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Catalyst Semiconductor outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

      Our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors are elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

      Our certificate of incorporation does not provide for cumulative voting for the election of directors. Cumulative voting provides that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. In the absence of cumulative voting, the holders of a majority of the shares present or represented at a meeting in which directors are to be elected have the power to elect all the directors to be elected at such meeting, and no person could be elected without the support of holders of a majority of the shares present or represented at such meeting.

      Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

      Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. Our bylaws authorize our board of directors, the president, or one or more stockholders holding in the aggregate 10% or more of the voting power of our outstanding stock, to call a special meeting of stockholders. However, our board of directors may amend the bylaws at any time to eliminate the right to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting would mean that a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as our board of directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board could be delayed until the next annual meeting.

      Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since certain actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of stockholders’ written consents, however, deters hostile takeover attempts. Without the availability of stockholder’s actions by written consent, a holder or group of holders controlling a majority in interest of our capital stock would not be able to amend our bylaws or remove directors pursuant to a stockholder’s written consent. Any such holder or group of holders would have to call a stockholders’ meeting and wait until the notice periods determined by our board of directors pursuant to our bylaws prior to taking any such action. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders.

Certain Provisions of Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

•	Shares owned by persons who are directors and also officers; and

•	Shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Stockholder Rights Plan

      On December 3, 1996, pursuant to a Preferred Stock Rights Agreement between us and EquiServe Trust Company, N.A. (formerly First National Bank of Boston), acting as rights agent, our board of directors declared a dividend of one right to purchase one one-thousandth (1/1000) share of Series A participating preferred stock for each outstanding share of our common stock. The dividend was paid on December 19, 1996 to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one one-thousandth (1/1000) of a share of Series A preferred stock at an exercise price of $18.00, subject to adjustment.

Rights evidenced by common stock certificates

      The rights will not be exercisable until a specific distribution date. Certificates for the rights have not been sent to stockholders and the rights, evidenced by the certificates of common stock prior to the distribution date, will attach to and trade together with our common stock. Accordingly, common stock certificates outstanding on December 19, 1996 will evidence the rights related thereto, and common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for common stock outstanding as of the record date, even without notation or a copy of the summary of rights being attached to such certificate, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

Distribution date

      The rights will separate from our common stock, rights certificates will be issued and the rights will become exercisable on the distribution date which will occur upon the earlier of (a) the close of business on the 10th business day (or such later date as may be determined by our board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock then outstanding, or (b) the close of business on the 10th business day (or such later date as may be determined by our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then outstanding common stock. However, with respect to the shares of our common stock held or acquired by Elex N.V., no distribution date will occur until such time as Elex N.V. acquires more than 3,687,007 shares of our common stock less the number of shares sold by Elex N.V. after April 22, 2004. Upon the closing of the offering, we intend to amend the stockholder rights plan to remove this exception applicable to Elex N.V.

Issuance of rights certificates; expiration of rights

      As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificate alone will evidence the rights from and after the distribution date. The rights will expire on the earliest of: (i) December 3, 2006, the final expiration date, (ii) redemption or exchange of the rights as described below or (iii) consummation of a merger, consolidation or sale of assets of our company.

Initial exercise of the rights

      Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth share of the Series A preferred stock. In the event that we do not have sufficient Series A preferred stock available for all rights to be exercised, or our board decides that such action is necessary and not contrary to the interests of rights holders, we may instead substitute cash, assets or other securities for the Series A preferred stock for which the rights would have been exercisable under this provision or as described below.

Right to buy our common stock

      Unless the rights are earlier redeemed, in the event that a person or group obtains 15% or more of our then outstanding common stock (or with respect to Elex N.V., if Elex N.V. is not in compliance with the limitations described above), then each holder of a right which has not previously been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the purchase price. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by us as set forth below.

Right to buy acquiring company shares

      Similarly, unless the rights are earlier redeemed, in the event that, after a person or group obtains 15% or more of our then outstanding common stock (or with respect to Elex N.V., if Elex N.V. is not in compliance with the limitations described above), (i) we are acquired in a merger or other business combination transaction or (ii) 50% or more of our consolidated assets or earning power is sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not to that point been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

Exchange provision

      At any time after a person or group obtains 15% or more of our then outstanding common stock (or with respect to Elex N.V., if Elex N.V. is not in compliance with the limitations described above) and prior to the acquisition by such acquiring person of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one share of common stock per right.

Redemption

      At any time on or prior to the close of business on the earlier of (i) the 10th day following the attainment of 15% or more of our then outstanding common stock by an acquiring person (or with respect to Elex N.V., the attainment of more than 3,687,007 shares of our then outstanding common stock less the number of shares sold by Elex N.V. after April 22, 2004) (or such later date as may be determined by action of our board of directors and publicly announced by us), or (ii) December 3, 2006, we may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable in common stock or cash.

Adjustments to prevent dilution

      The purchase price payable, the number of rights, and the number of Series A preferred stock or common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the Rights Agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

Cash paid instead of issuing fractional shares

      No fractional common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

No stockholders’ rights prior to exercise

      Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder (other than any rights resulting from such holder’s ownership of common stock), including, without limitation, the right to vote or to receive dividends.

Amendment of rights agreement

      The terms of the rights and the Rights Agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution date; thereafter, the terms of the rights and the Rights Agreement may be amended without the consent of the rights holders in order to cure any ambiguities shorten or lengthen any time period hereunder, or to make changes which do not adversely affect the interests of rights holders (other than the acquiring person).

Rights and preferences of the Series A preferred stock

      Each one one-thousandth of a share of Series A preferred stock has rights and preferences substantially equivalent to those of one share of common stock. Rights will not have any voting rights.

Certain anti-takeover effects

      The rights approved by our board of directors are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquirer to take over our company in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and its stockholders of any real opportunity to determine our destiny. The rights have been declared by our board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position (or, in the case of Elex N.V., 3,687,007 shares less the number of shares sold by Elex N.V. after April 22, 2004) to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

      The rights are not intended to prevent a takeover and will not do so. Subject to the restrictions described above, the rights may be redeemed by us at $0.01 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors.

      However, the rights may have the effect of rendering more difficult or discouraging our acquisition if such acquisition is deemed undesirable by our board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

      Issuance of the rights does not in any way weaken our financial strength or interfere with our business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to us or to our stockholders, and will not change the way in which our shares are presently traded. Our board of directors believes that the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Transfer Agent

      The transfer agent for our common stock is EquiServe Trust Company, N.A. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2000.

Listing

      Our common stock is quoted on the Nasdaq National Market under the trading symbol “CATS.”

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among us, Elex N.V. the other selling stockholders and the underwriters, the underwriters have agreed severally to purchase from us, Elex N.V. and the other selling stockholders the following number of shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares

A.G. Edwards & Sons, Inc.	2,000,000
Needham & Company, Inc.	1,300,000
C.E. Unterberg, Towbin LLC	700,000

Total	4,000,000

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such shares of common stock if any of the shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.

      The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.21 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the underwriters, but any such changes will not affect the net proceeds to be received by us, Elex N.V. or the other selling stockholders in the offering.

      Pursuant to the underwriting agreement, we and the selling stockholders, other than Elex N.V., have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 300,000 and 300,000 additional shares of common stock, respectively, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

      To the extent the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such underwriter’s name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell such shares to the underwriters.

      We, our directors and executive officers and the selling stockholders have agreed that during the 90 days after the date of this prospectus, they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, offer for sale, contact to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any shares of common stock, any securities convertible into, or exercisable or exchangeable for, shares of common stock or any other rights to acquire such shares, other than pursuant to employee benefit plans as in existence as of the date of this prospectus. A.G. Edwards may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any shares of common stock, any securities convertible into, or exercisable or exchangeable for, shares of common stock or any other rights to acquire such shares prior to the expiration of such 90-day period in whole or in part. A.G. Edwards has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, A.G. Edwards, in deciding whether to grant its consent, will consider the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested, and market conditions at the time of the request for such release. However, A.G. Edwards has informed us that as of the date of this prospectus, there are no agreements between A.G. Edwards and any party that would allow such party to transfer any shares of common stock, nor does it have any intention of releasing any of the shares of common stock subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

      The following table summarizes the discounts that the selling stockholders and our company will pay to the underwriters in the offering. These amounts assume both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Total

	Per Share	No Exercise	Full Exercise

Paid by Catalyst Semiconductor, Inc.	$0.36	$414,000	$522,000
Paid by the selling stockholders	$0.36	$1,026,000	$1,134,000
Total	$0.36	$1,440,000	$1,656,000

      We expect to incur expenses of approximately $700,000 in connection with this offering. We have agreed with Elex N.V. that it will reimburse us for a proportionate amount of the total expenses of this offering (exclusive of underwriting discounts and commissions) equal to the shares sold by Elex N.V. and its affiliates on the one hand and us and the other selling stockholders on the other. Each other selling stockholder has agreed to pay a proportionate amount of the expenses of the offering, based on the number of shares those other selling stockholders actually sell, in the event the over-allotment option is exercised.

      The selling stockholders and we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market.

      The underwriters will deliver a prospectus to all purchasers of shares of common stock in the short sales. The purchasers of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus.

      In connection with this offering, some of the underwriters or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

      Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

      The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

      Our common stock is quoted on the Nasdaq National Market under the trading symbol “CATS.”

LEGAL MATTERS

      The validity of the shares offered under this prospectus has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Pillsbury Winthrop LLP, Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

      The consolidated financial statements of Catalyst Semiconductor, Inc. as of April 30, 2003 and April 30, 2004, and for each of the three years in the period ended April 30, 2004, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering, and the over-allotment option expires or is terminated. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

      1. Our Annual Report on Form 10-K for the fiscal year ended April 30, 2004 filed with the SEC on June 30, 2004.

      2. The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 24, 1993.

      3. The description of our stockholder rights plan in our registration statement on Form 8-A filed with the SEC on January 27, 1997.

      4. All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

      Each of these filings is available from the SEC. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to the filings, by writing or telephoning us at the following address: Investor Relations, Catalyst Semiconductor, Inc., 1250 Borregas Avenue, Sunnyvale, California 94089, telephone number (408) 542-1000.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov.

      We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by us and the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

4,000,000 Shares

Common Stock

A.G. EDWARDS

NEEDHAM & COMPANY, INC.

C.E. UNTERBERG, TOWBIN

The date of this prospectus is July 8, 2004